EXHIBIT 99.1

NXT ENERGY SOLUTIONS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

AND MANAGEMENT INFORMATION CIRCULAR

DATED APRIL 24, 2026

WITH RESPECT TO THE

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON

TUESDAY, JUNE 9, 2026

NXT ENERGY SOLUTIONS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the “Meeting”) of holders (“Shareholders”) of common shares (the “Common Shares”) of NXT Energy Solutions Inc. (the “Company” or “NXT”) will be held as follows:

When:	10:00 am (Calgary time) on Tuesday, June 9, 2026

Where:	Norton Rose Fulbright Canada LLP 400 3rd Avenue SW, Suite 3700 Calgary, Alberta T2P 4H2 Telephone: 403.267.8222

The purpose of the Meeting will be to consider the following items of business:

1.	to receive and consider the audited financial statements of the Company for the year ended December 31, 2025, the accompanying notes thereto, and the auditor’s report in respect thereof;

2.	to elect seven directors of the Company;

3.	to appoint MNP LLP, Chartered Professional Accountants, as the auditors of the Company for the ensuing year at a remuneration to be determined by the Board of Directors of the Company (the “Board”);

4.

to consider and approve the Employee Share Purchase Plan Resolution (as defined in the accompanying management information circular), the full text of which is reproduced as Schedule ”A” to the accompanying management information circular;

5.

to consider and approve the Unallocated Entitlements Resolution (as defined in the accompanying management information circular), the full text of which is reproduced as Schedule ”B” to the accompanying Information Circular;

6.	to consider and approve the Preferred Share Resolution (as defined in the accompanying management information circular); and

7.	to transact such other business as may be properly brought before the Meeting.

The specific details of the matters to be brought before the Meeting are set forth in the accompanying management information circular which forms part of this Notice. Shareholders are reminded to review the information circular in detail prior to voting on the foregoing matters.

The Board has fixed April 21, 2026, as the record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting and at any postponement or adjournment thereof.

DATED at Calgary, Alberta, this 24th day of April 2026.

BY ORDER OF THE BOARD OF DIRECTORS
“Charles Selby”
Chairman of the Board

Important

Shareholders who are unable to attend the Meeting or any postponement or adjournment thereof in person are requested to complete, date and sign the instrument of proxy delivered with the notice-and-access notification package (see “General Information – Notice-and-Access” in the enclosed information circular) and return it to Computershare Trust Company at 14th Floor, 320 Bay Street, Toronto, Ontario, M5H 4A6, (facsimile: 1-866-249-7775) at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any postponement or adjournment thereof.

Shareholders are cautioned that the use of mail to transmit proxies is at each Shareholder’s risk.

Table of Contents

MANAGEMENT INFORMATION CIRCULAR	1

GENERAL INFORMATION.	1

Notice-and-Access	1
Solicitation of Proxies	1
Exercise of Discretion by Proxyholders	2
Signing of Proxy	2
Voting by Internet	2
Revocability of Proxies	3
Advice to Beneficial Shareholders	3

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	4

PARTICULARS OF MATTERS TO BE ACTED UPON	5

Financial Statements	5
Election of Directors	5
Appointment of Auditor	6
Employee Share Purchase Plan Resolution	6
Unallocated Entitlements Resolution	7
Preferred Share Resolution	8

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED ON	9

INFORMATION ON THE BOARD AND DIRECTOR NOMINEES	9

Director Nominees	9
Cease Trade Orders, Bankruptcies and Insolvencies	13
Penalties or Sanctions	14

EXECUTIVE COMPENSATION.	14

Compensation Discussion and Analysis	14
Summary Compensation Table	19
Incentive Plan Awards	20
Employment Agreements	21

DIRECTOR COMPENSATION	22

Summary Compensation Table	22
Incentive Plan Awards	23

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	24

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	25

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	25

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CORPORATE GOVERNANCE	26

Corporate Governance Committee	26
Disclosure Committee	26
Strategic Planning Committee	27
Audit Committee	27
Compensation Committee	29

NON-GAAP MEASURES	29

ADDITIONAL INFORMATION	29

SCHEDULE ”A” EMPLOYEE SHARE PURCHASE PLAN RESOLUTION	30

SCHEDULE ”B” UNALLOCATED ENTITLEMENTS RESOLUTION	31

SCHEDULE ”C” EMPLOYEE SHARE PURCHASE PLAN SUMMARY	32

SCHEDULE ”D” RESTRICTED SHARE UNIT PLAN SUMMARY	33

SCHEDULE ”E” AMENDED AND RESTATED STOCK OPTION PLAN SUMMARY	35

SCHEDULE ”F” DEFERRED SHARE UNIT PLAN SUMMARY	38

SCHEDULE ”G” STATEMENT OF CORPORATE GOVERNANCE PRACTICES	41

SCHEDULE ”H” AUDIT COMMITTEE CHARTER	45

SCHEDULE ”I” BOARD MANDATE	49

SCHEDULE ”J” EMPLOYEE SHARE PURCHASE PLAN	53

SCHEDULE ”K” RESTRICTED SHARE UNIT PLAN	69

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NXT ENERGY SOLUTIONS INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

MANAGEMENT INFORMATION CIRCULAR

This management information circular (“Information Circular”) is furnished in connection with the solicitation of proxies by the management of NXT Energy Solutions Inc. (“NXT”, “our”, or the “Company”) for use at the annual and special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares in the capital of NXT (“Common Shares”). Unless otherwise stated, information contained in this Information Circular is given as at April 24, 2026. Unless otherwise stated, all amounts set forth in this Information Circular are stated in Canadian dollars.

GENERAL INFORMATION

Notice-and-Access

NXT has elected to use the notice–and-access regime under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations to deliver meeting-related materials to Shareholders, including the Notice of Meeting, this Information Circular and the audited financial statements for the most recently completed financial year including the accompanying notes thereto and the auditor’s report thereon (collectively, the “Meeting Materials”). Notice-and-access allows the Corporation to post electronic versions of the Meeting Materials on the System for Electronic Data Analysis and Retrieval+ (“SEDAR+”) and on its website rather than mailing paper copies to Shareholders.

Under notice-and-access, instead of receiving printed copies of the Meeting Materials, Shareholders receive a notice-and-access notification package (the “Notice Package”). The Notice Package includes (a) basic information about the Meeting and the matters to be voted on and instructions on how to access the Information Circular electronically or obtain a paper copy of the Information Circular, and (b) a voting instruction form or proxy form, as applicable.

The Meeting Materials are available on the Company’s website at http://www.nxtenergy.com/investor-relations/annual-meeting-2026 and on the Company’s SEDAR+ profile at www.sedarplus.ca. However, Shareholders who prefer to receive a paper copy of the Meeting Materials can request one free of charge by calling toll free at 1-866-890-7020 or by emailing ewoychyshyn@nxtenergy.com. Requests for paper copies can be made any time up to the date of the Meeting, but should be received no later than May 23, 2026 in order to allow sufficient time for Shareholders to receive and review the Meeting Materials and return the proxy form or voting instruction form prior to the deadline for receipt of proxies. Shareholders should note that if they request a paper copy, they will not receive a new form of proxy or voting instruction form so the original should be retained.

Solicitation of Proxies

Proxies are being solicited by and on behalf of the management of the Company to be used at the Meeting or any postponement or adjournment thereof. No director of the Company has indicated in writing to the Company that they would oppose any action to be taken at the Meeting. The proxyholders named in the form of proxy provided by the Company are directors and/or senior officers of the Company. A Shareholder has the right to appoint another person to be his or her proxyholder and one or more alternate proxyholder(s) (who need not be Shareholders) to represent him or her at the Meeting and may do so either by inserting the name of such proxyholder(s) in the blank space provided in the form of proxy provided by the Company or by completing another proper form of proxy.

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The completed proxy must be deposited at:

(i)	the offices of the Company at Suite 302, 3320 – 17th Avenue S.W., Calgary, AB, T3E 0B4; or

(ii)	the offices of Computershare Trust Company of Canada (“Computershare”), at14th Floor, 320 Bay Street, Toronto, ON, M5H 4A6 (facsimile: 1-866-249-7775)

at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) before the Meeting or any postponement or adjournment thereof. The Chairman of the Meeting may waive or extend the proxy cut-off without notice. Solicitation will be primarily by mail with the notice-and-access Notice Package, but some proxies may be solicited personally or by telephone, facsimile transmission or other electronic means by officers, directors or employees of the Company. The cost of solicitation will be borne by the Company.

Exercise of Discretion by Proxyholders

The persons named in the proxy must vote for or against or withhold from voting the Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the direction of the Shareholder appointing them and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such direction, the Common Shares represented will be voted in favour of all matters set out in the form of proxy provided by the Company. The form of proxy provided by the Company confers discretionary authority upon the proxyholder with respect to any amendments or variations of the matters of business acted on at the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested. As of the date hereof, management of the Company knows of no such amendments, variations or other matters to be brought before the Meeting.

Signing of Proxy

The proxy must be signed by the Shareholder or his or her duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer. A proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate shareholder) should indicate that person’s capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Company).

Voting by Internet

Registered Shareholders may also use the website at www.investorvote.com (the “Voting Website”) to transmit their voting instructions. Shareholders should have the form of proxy in hand when they access the website. Shareholders will be prompted to enter their “Control Number” located on the proxy. If Shareholders vote by internet, their vote must be received no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) preceding the Meeting or any postponement or adjournment thereof. The Voting Website may be used to appoint a proxyholder to attend and vote on a Shareholder’s behalf at the Meeting and to convey a Shareholder’s voting instructions. Please note that if a Shareholder appoints a proxyholder and submits their voting instructions via the Voting Website and subsequently wishes to change their appointment, a Shareholder may resubmit their proxy and/or voting direction on the Voting Website prior to the deadline noted above. When resubmitting a proxy on the Voting Website, the most recently submitted proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that the last proxy is submitted on the Voting Website by the deadline noted above.

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Revocability of Proxies

A Shareholder who has submitted a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy.

A Shareholder may revoke a proxy by depositing an instrument in writing, executed by the Shareholder or by an authorized attorney or, if the Shareholder is a corporation, in its corporate name by a duly authorized officer or attorney thereof, at:

(i)	the offices of the Company at Suite 302, 3320 – 17th Avenue S.W., Calgary, AB, T3E 0B4; or

(ii)	the offices of Computershare at 14th Floor, 320 Bay Street, Toronto, ON, M5H 4A6

at any time up to and including the last business day preceding the day of the Meeting or any postponement or adjournment thereof.

In addition, a proxy may be revoked by the Shareholder executing another proxy bearing a later date and depositing the same at the office of the registrar and transfer agent of the Company within the time period set out above under the heading “General Information – Solicitation of Proxies”, or by the Shareholder personally attending the Meeting and voting its Common Shares.

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to Shareholders of the Company that hold their Common Shares through an intermediary or who otherwise do not hold their Common Shares in their own name (“Beneficial Shareholders”) who do not hold their Common Shares in their own name. Beneficial Shareholders should note that only proxies deposited by Registered Shareholders can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a person by a broker, then, in almost all cases, those Common Shares will not be registered in the person’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the person’s broker or an agent of that broker.

In Canada, the vast majority of Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting such shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person or that the Common Shares are duly registered in their name.

Canadian securities laws require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the voting instruction form provided to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided by the Company to Registered Shareholders. However, its purpose is limited to instructing the registered shareholders (“Registered Shareholders”) (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. In Canada, the majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically provides a scannable voting instruction form, in lieu of the form of proxy provided by the Company, and asks Beneficial Shareholders to return the voting instruction form to Broadridge. Alternatively, Beneficial Shareholders can call their toll-free telephone number to vote their Common Shares or access Broadridge’s dedicated voting web site at www.proxyvotecanada.com to deliver their voting instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote its Common Shares directly at the Meeting; the voting instruction form must be returned to Broadridge or, alternatively, instructions must be received by Broadridge well in advance of the Meeting in order to have such shares voted.

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Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or an agent of the broker), a Beneficial Shareholder may attend the Meeting as proxyholder for the Registered Shareholder and vote their Common Shares in that capacity. A Beneficial Shareholder who wishes to attend the Meeting and indirectly vote his or her Common Shares as proxyholder for the Registered Shareholder should enter his or her own name in the blank space on the voting instruction form provided to him or her and return the same to his or her broker (or broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

NXT is sending the notice-and-access Notice Package directly to non-objecting Beneficial Shareholders under NI 54-101. If you are a Beneficial Shareholder and NXT has sent the Notice Package directly to you, your name, address and information about your holdings of securities have been obtained in accordance with applicable securities laws from the intermediary holding the securities on your behalf. NXT does not intend to pay for intermediaries to forward the Notice Package to objecting beneficial owners, and objecting beneficial owners will not receive the Notice Package unless their intermediary assumes the cost of delivery. By choosing to send the Notice Package to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for: (i) delivering the Notice Package to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Common Shares and as at the date hereof there are 119,487,040 Common Shares issued and outstanding, each of which carries the right to one vote at Meetings of the Shareholders.

The Board of Directors of the Company (the “Board”) has fixed April 21, 2026, as the record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting or any postponement or adjournment thereof. Only Registered Shareholders as of the close of business on April 21, 2026 are entitled to receive notice of, and to vote at, the Meeting, except that any person who acquires Common Shares from a Shareholder after that date may vote the shares so acquired if, not later than 10 days prior to the Meeting, makes a request to Computershare to have his, her or its name included on the list of Shareholders entitled to attend the Meeting and establishes he, she or it owns the Common Shares.

As of the date hereof, to the knowledge of the directors and executive officers of the Company, no person owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of the Company’s securities entitled to be voted at the Meeting, except Ataraxia Capital (“Ataraxia”) who beneficially owns, controls or directs, directly or indirectly, approximately 11.33% of the issued and outstanding Common Shares, and Mr. Michael P. Mork who, together with MCAPM, LP beneficially owns, controls or directs, directly or indirectly, approximately 31.45% of the issued and outstanding Common Shares.

In 2023, the NXT and Ataraxia entered into an Investor Rights Agreement (the “Investor Rights Agreement”) pursuant to which Ataraxia has been granted the right: (i) to nominate one person for election or appointment as a director of the Company; (ii) to have one representative of Ataraxia attend the Company’s Board meetings as an observer (except any portion of a Board meeting where the Company’s relationship with Ataraxia is to be a subject of discussion); (iii) to purchase up to its pro rata portion (calculated on a fully diluted basis) of any securities offered by the Company, subject to certain limitations set forth in the Investor Rights Agreement; and (iv) receive certain information regarding the Company, including annual and quarterly financial statements, annual budgets, the capitalization tables, and access to its premises upon reasonable notification. In each case, Ataraxia will retain the rights set forth in the Investor Rights Agreement for so long as Ataraxia holds common shares representing at least 5% of the outstanding common shares of the Company. Ataraxia currently owns 13,540,208 common shares. This represents approximately 11.33% of the issued and outstanding common shares as of April 24, 2026. Ataraxia has notified NXT that Mr. Patsellis, the current director nominee of Ataraxia will not stand for re-election to the Board in 2026. As of the date of April 24, 2026, there is not a nominee ready to be nominated by Ataraxia.

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The Investor Rights Agreement is publicly available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Name	Approximate Number of Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly	Percentage of Issued and Outstanding Common Shares
MCAPM, LP	34,660,588	29.02%
Michael P. Mork	2,886,233	2.43%
Michael P. Mork Total Beneficial Ownership	37,576,821	31.45%
Ataraxia Capital	13,540,208	11.33%

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board, the only matters to be placed before the Meeting are those matters set forth in the accompanying Notice of Meeting (the “Notice”). A simple majority of votes (50% plus one vote) is required to approve each of the known matters to come before the Meeting.

Financial Statements

At the Meeting, Shareholders will receive and consider the financial statements, but no vote by the Shareholders with respect thereto is required or proposed to be taken. A copy of the Company’s financial statements and the auditor’s report thereon are also available on the Company’s SEDAR+ profile at www.sedarplus.ca.

Election of Directors

The articles of the Company provide that the Board be comprised of a minimum of one and a maximum of 15 directors. The by-laws of the Company provide that, in such an instance where the articles provide that the Board be comprised of a minimum and a maximum number of directors, the number of directors shall be fixed from time-to-time by resolution of the Board. The Board is currently composed of eight directors and the Board has fixed the number of directors to be elected at the Meeting at seven. Biographies highlighting the experience, attributes and qualifications of each director nominee can be found under the heading “Information on the Board and Director Nominees – Director Nominees” below. Each director elected will hold office until the next annual meeting of the Shareholders, unless his or her office is vacated earlier.

Management of the Company does not contemplate that any of the nominees will, for any reason, become unable or unwilling to serve as a director. However, if any change should occur prior to the Meeting, the persons named in the form of proxy reserve the right to vote for other nominees of their choice.

➢

Unless otherwise directed, it is the intention of management of the Company to vote proxies FOR the election, as directors, the nominees whose names are set forth below under the heading “Information on the Board and Director Nominees – Director Nominees”.

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The Board believes that each director should have the confidence and support of the Shareholders of the Company. To this end, the Board has adopted a majority voting policy (the “Policy”) whereby a director who receives more “against” than “for” votes must immediately tender his or her resignation, and the remaining Board members must determine whether or not to accept such resignation within 90 days (and will be required to accept the resignation absent exceptional circumstances). The Policy does not apply where an election involves a proxy battle i.e., where proxy material is circulated in support of one or more nominees who are not part of the director nominees supported by the Board.

Appointment of Auditor

The Company proposes to nominate the Company’s existing auditors, MNP LLP, Chartered Professional Accountants, to act as the Company’s independent auditors, to hold office until the next annual meeting of the Shareholders with remuneration to be determined by the Board. MNP LLP Chartered Professional Accountants were first appointed as the Company’s auditor on May 29, 2023.

➢

Unless otherwise directed, it is the intention of management of the Company to vote proxies FOR the appointment of MNP LLP, Chartered Professional Accountants, as auditors of the Company, to hold office until the next annual meeting of Shareholders, at a remuneration to be determined by the Board.

The information regarding the Company’s Audit Committee as required by section 5.1 of National Instrument 52-110 – Audit Committees (“NI 52-110”) is set forth below under the heading “Corporate Governance – Audit Committee” and in the Company’s Annual Information Form for the year ended December 31, 2025 (the “AIF”) under the heading “Directors and Officers – Board Committees” and in Appendix A thereto.

Employee Share Purchase Plan Resolution

Background

On August 2, 2023, the Shareholders reapproved the Employee Share Purchase Plan (the “ESP Plan”). The ESP Plan allows employees and other individuals determined by the Board to be eligible to contribute a portion of their earnings to the plan for the purchase of Common Shares. The amount that a participant may contribute ranges from a minimum of 1% to a maximum of 10% of a participant’s earnings, and the Company will make an equal contribution. Common Shares contributed by the Company may be issued from treasury or acquired through the facilities of the TSX.

Under the ESP Plan, the number of Common Shares reserved for issuance from treasury is subject to the same ‘rolling reserve’ limit applicable to entitlements under all of NXT’s security-based compensation arrangements, including the Company’s Amended and Restated Deferred Share Unit Plan (the “DSU Plan”), Restricted Share Unit Plan (the “RSU Plan”) and Amended and Restated Stock Option Plan (the “Option Plan”), of 10% of the total number of issued and outstanding Common Shares, calculated on an undiluted basis.

Shareholder Approval

The ESP Plan constitutes a security-based compensation arrangement which, under TSX rules, requires approval when instituted by a majority of the Board and Shareholders. Shareholders are being asked to approve resolutions approving and ratifying the ESP Plan (the “Employee Share Purchase Plan Resolution”), as set forth in Schedule ”A”. A comprehensive summary of the ESP Plan is attached as Schedule ”C” and the ESP Plan in its entirety is attached as Schedule “J”Error! Reference source not found.. Additional information can be found below under the heading “Securities Authorized for Issuance under Equity Compensation Plans”.

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The Employee Share Purchase Plan Resolution must be passed by a simple majority of 50% plus one of the votes properly cast by Shareholders voting in person or by proxy at the Meeting. If approval is obtained at the Meeting, the Company will not be required to seek further approval of unallocated Common Shares until June 9, 2029 (being three years from the date of the Meeting). If approval is not obtained at the Meeting, Common Shares which are not allocated as of June 9, 2026 (being the date of the Meeting), will not be available again for grant, and, no further Common Shares will be issued from treasury under the ESP Plan.

Recommendation of the Board

The Board has reviewed and considered the ESP Plan and, after undertaking such a review, the Board unanimously resolved to approve and adopt the ESP Plan.

➢	Unless otherwise directed, it is the intention of management of the Company to vote proxies FOR the Employee Share Purchase Plan Resolution, substantially in the form attached hereto as Schedule ”A”.

Unallocated Entitlements Resolution

Background

The rules of the TSX require all unallocated entitlements under a security-based compensation arrangement without a fixed maximum number of securities issuable thereunder, such as the DSU Plan, the RSU Plan, the Option Plan and the ESP Plan (the “Incentive Plans”), be approved by security holders every three years. Unallocated entitlements are those securities that are available for grant in accordance with the stated maximums of a particular plan but have not yet been granted.

Shareholder Approval

Unallocated entitlements under the DSU Plan (“DSUs”) and the Option Plan (“Options”) were approved at the previous annual meeting held on June 2, 2025 and do not require further approval until June 5, 2028. Unallocated entitlements under the RSU Plan (“RSUs”) have not been approved since the RSU Plan was approved by Shareholders on August 2, 2023, and Shareholders are being asked to approve the unallocated RSUs by way of resolution substantially in the form attached hereto as Error! Reference source not found. (the “Unallocated Entitlements Resolution”). A comprehensive summary of the RSU Plan is attached hereto as Schedule ”D”, and the RSU Plan in its entirety is attached hereto as Schedule K. Additional information can be found below under the heading “Securities Authorized for Issuance under Equity Compensation Plans”.

The Unallocated Entitlements Resolution must be passed by a simple majority of 50% plus one of the votes properly cast by Shareholders voting in person or by proxy at the Meeting. If approval is obtained at the Meeting, the Company will not be required to seek further approval of unallocated RSUs until June 9, 2029 (being three years from the date of the Meeting). If approval is not obtained at the Meeting, RSUs which are not allocated as of June 9, 2026 will not be available again for grant. RSUs which are allocated and outstanding as of June 9, 2026 and subsequently cancelled or terminated will not be available again for grant. Previously granted RSUs which are not cancelled or terminated will continue unaffected by the approval or disapproval of the Unallocated Entitlements Resolution.

Recommendation of the Board

The Board has reviewed and considered the unallocated RSUs and, after undertaking such a review, the Board unanimously resolved to approve such unallocated RSUs.

➢

Unless otherwise directed, it is the intention of management of the Company to vote proxies FOR the Unallocated Entitlements Resolution, substantially in the form attached hereto as Error! Reference source not found..

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Preferred Share Resolution

Background

On May 24, 2023, NXT entered into a convertible debenture financing arrangement (“Convertible Debenture”) that allowed the investor the option to convert its debentures into voting preferred shares (“Series 2 Preferred Shares”). As of May 29, 2025, all of the Convertible Debentures have been converted into common shares of NXT. The complete description of the rights, privileges, restrictions and conditions of the Series 2 Preferred Shares is included in our Articles of Continuance, a copy of which is available through the Company’s issuer profile on SEDAR+ at www.sedarplus.ca.

As none of the Series 2 Preferred Shares were issued and none can be issued pursuant to the Convertible Debentures, NXT is asking Shareholders to approve the cancellation of such Series 2 Preferred Shares. No new Preferred Shares Series will be approved.

At the Meeting, Shareholders will be asked to approve the cancellation of the Series 2 Preferred Shares, by passing the resolution set forth below (the “Preferred Share Resolution”).

If Shareholders approve the Preferred Share Resolution to cancel the Series 2 Preferred Shares and the Company’s articles will be amended after the Meeting. If the proposed amendment is approved the articles will become effective upon the filing of Articles of Amendment reflecting the amendment pursuant to the Business Corporations Act (Alberta).

To be approved the Preferred Share Resolution must be passed by at least 66 2/3% of the votes cast at the Meeting by the Shareholders entitled to vote in person or by proxy on the resolution.

The text of the Preferred Share Resolution is set out below.

“BE IT RESOLVED, as a special resolution of the shareholders of NXT Energy Solutions Inc. (the “Company”) that:

a. the articles of the Company be amended to (i) delete in their entirety the Series 2 Preferred Shares;

b. any one director or officer of the Company be and is hereby authorized and directed to do all things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution; and

c. notwithstanding the passing of this resolution by the Shareholders, the Board of Directors of the Company may revoke this resolution before it is acted upon, without further approval of the shareholders of the Company, if the Board of Directors of the Company determines, in its sole and absolute discretion, that such revocation is in the best interests of such shareholders.”

Recommendation of the Board

The Board has reviewed and unanimously resolved to approve the cancellation of the Series 2 Preferred Shares.

➢	Unless otherwise directed, it is the intention of management of the Company to vote proxies FOR the Preferred Share Resolution, substantially in the form described above.

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INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED ON

Management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise, of any director or executive officer of the Company who has held office as such since the beginning of the Company’s last financial year, any proposed nominee for election as director, or any associate or affiliate of any of the foregoing, in any matter to be acted on at the Meeting other than the election of directors and the approval of the Employee Share Purchase Plan Resolution, the Unallocated Entitlements Resolution, and the Preferred Share Resolution. Additional information can be found above under the heading “Particulars of Matters to be Acted Upon”.

INFORMATION ON THE BOARD AND DIRECTOR NOMINEES

Director Nominees

Name and Municipality of Residence	Office(s) Currently Held	Principal Occupation or Employment for the Last Five Years	# of Shares Beneficially Owned (1)	Year became a Director

Peter Mork Healdsburg, CA, USA Independent	Director [2,3,4]

Mr. Mork, has served as a Portfolio Manager at Mork Capital Management, LLC in Healdsburg, California since 2021, and in similar roles over the last two decades, drawing on investment sector expertise. Previously, he led Institutional Sales & Research at La Jolla Economics in San Diego. He is a Chartered Financial Analyst (CFA) charter holder and earned a Bachelor’s degree in Business/Economics from the University of California, Santa Barbara.

Mr. Mork is an associate of Michael P. Mork and MCAPM, LP. See “Voting Securities and Principal Holders of Voting Securities”.

Mr. Mork is chair of the Compensation Committee and a member of the Governance and Audit Committees.

			405,237 Common Shares	2024

Charles Selby Calgary, AB Canada Independent	Chairman of the Board[2,5,6]

Mr. Selby obtained a Bachelor of Science (Hons.) degree in Chemical Engineering from Queen’s University, a Juris Doctorate degree from the University of Calgary, and was a registered Professional Engineer and lawyer in the Province of Alberta. Since 2017 he has been President and Director of Caledonian Midstream Corporation, a company that has natural gas and oil production together with a sour natural gas plant and infrastructure in the Alberta foothills and is also the CEO and a director of Wildcat Royalty Corporation. Mr. Selby served as Vice President of Pengrowth Corporation for almost 20 years participating in the growth of that entity to an enterprise value of more than $4 billion. He previously practiced law for two large Canadian law firms, specializing in securities and international transactions primarily in the energy business. As a professional engineer. Mr. Selby worked for Chevron in Canada, the US and Saudi Arabia. He has also served as a director and/or officer of a number of reporting issuers in the oil and natural gas industry including Arakis Energy Corp., with operations in the Sudan.

Mr. Selby is the Chairman of NXT. He is also the Chair of the Audit and Disclosure Committees and a member of the Strategic Planning Committee.

			474,532 Common Shares	2006

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Name and Municipality of Residence	Office(s) Currently Held	Principal Occupation or Employment for the Last Five Years	# of Shares Beneficially Owned (1)	Year became a Director

Gerry Sheehan Dublin, Leinster Ireland	Chief Executive Officer and Director[5,6]

Mr. Sheehan has worked continuously in international oil and gas exploration, development, and production for over 40 years. He has broad technical and business development experience in Africa, South Asia, and Europe.

Mr. Sheehan began his career in 1982 as a geophysicist working with the British National Oil Corporation (“BNOC”), after privatization becoming Britoil plc. He evaluated acreages in the United Kingdom, Dutch, Danish, Irish and Norwegian sectors. In 1986, he transferred to the BNOC Houston office as a technical auditor. He was later seconded to the Global Basin Evaluation Team, focusing on Africa and Asia.

In 1987, Mr. Sheehan joined the fledgling oil company Tullow Oil plc. as part of the founding technical team. The company was successful in Senegal on a World Bank-sponsored gas to power project. New acreages were secured in the UK onshore, Pakistan, Syria and Yemen, with follow-on successful exploration and field development projects.

From 1992 to 1998, Mr. Sheehan held the position of Chief Geophysicist. The company operated in South Asia culminating in the discovery and development of the one trillion cubic feet-sized Bangora gas field in Bangladesh on behalf of Texaco and Chevron. His project team also deployed a successful re-development of the offshore Espoir field in Cote d’Ivoire, West Africa, with partners Canadian Natural Resources Limited and Addax Petroleum.

From 1998 to 2006, he held the post of International Exploration Manager, this role also encompassed a business development responsibility. This was a time of rapid growth and expansion in the company with new assets acquired in West Africa, North Africa, Central and Eastern Europe and South Asia. In 2004, Mr. Sheehan led the technical due-diligence team on the corporate acquisition of Energy Africa plc. The enlarged company rapidly expanded its footprint in Africa with notable oil exploration successes in Ghana and Uganda, both countries now seen as significant oil countries.

In 2007, Mr. Sheehan founded a private company, Blackstairs Energy. The company acquired oil field rehabilitation projects in Romania, and exploration acreage in Armenia and Senegal. The company also undertook technical and commercial asset evaluations on behalf of third parties.

In 2014, Mr. Sheehan was a founder of T5 Oil & Gas, a private London-based oil and gas company. T5 is a licence partner in a portfolio of assets in Gabon, comprising offshore oil production and a suite of un-developed oil and gas fields, both offshore and onshore, now being advanced to development. He has been continuously employed by T5 Oil & Gas since 2014.

Mr. Sheehan holds a Bachelor of Science degree in Geology and a Master of Science in Applied Geophysics, both obtained from the National University of Ireland. He is a Fellow of the Geological Society (FGS, elected 2009) and is an active member of the American Association of Petroleum Geologists (AAPG, 1986) and the Society of Exploration Geophysicists (SEG, 1996).

Mr. Sheehan became the CEO of NXT on April 20, 2026.

Mr. Sheehan is the Chair of the Strategic Planning Committee and a member of the Disclosure Committee.

			325,893 Common Shares	2021

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Name and Municipality of Residence	Office(s) Currently Held	Principal Occupation or Employment for the Last Five Years	# of Shares Beneficially Owned(1)	Year became a Director

Jeffrey Tilson Seal Beach, CA USA Independent	Director [2,3,4]

Mr. Tilson is a Fee-Only Investment Advisor and the President of JST Investment Consulting, a Seal Beach-based firm he founded in 2011. With over two decades of experience in financial advising, Mr. Tilson is dedicated to providing clients with personalized, transparent, and fiduciary-focused investment strategies.

Previously, Mr. Tilson spent 10 years as a financial advisor with Ameriprise Financial Services, where he co-managed and serviced approximately US$220 million in client investment assets. Recognizing an opportunity to offer a higher level of service on a more cost-effective platform, he established JST Investment Consulting as a referral-only firm that prioritizes client success over sales-driven models.

Mr. Tilson holds a double major in Finance, Real Estate and Law, and Management Information Systems from California State University, Long Beach. He also holds professional designations from the College for Financial Planning, including:

			7,909,212 Common Shares	2024

-	Chartered Retirement Planning Counselor (CRPC)

-	Accredited Asset Management Specialist (AAMS)

-	Accredited Wealth Management Advisor (AWMA)

Mr. Tilson maintains memberships in industry organizations, including:
-	Professional Fiduciary Association of California (PFAC)

-	National Association of Personal Financial Advisors (NAPFA)

-	Fee-Only Network

-	Professional Fiduciary Association of California (PFAC)

-	Association of Financial Educators (AFE)

Mr. Tilson has held leadership roles in nonprofit organizations, including:
-	President of Friends of the Child Development Center, an organization supporting early childhood education and development programs

-	President of Business Networking International (BNI)

Mr. Tilson is a member of the Audit, Governence, and Compensation Committees.

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Name and Municipality of Residence	Office(s) Currently Held	Principal Occupation or Employment for the Last Five Years	# of Shares Beneficially Owned(1)	Year became a Director

Thomas E. Valentine Calgary, AB Canada Independent	Director[3,4,7]

Mr. Valentine is a Partner at Norton Rose Fulbright Canada LLP, where he has practiced law, both as a barrister and a solicitor, since being admitted to the Law Society of Alberta in 1987. He is a member of the firm’s Energy and Infrastructure practice group and is involved in energy-related matters in Canada and throughout the Middle East, Africa, Asia and South America. He holds a Bachelor of Arts degree from the University of British Columbia, a Bachelor of Laws degree from Dalhousie University, and a Master of Laws degree from the London School of Economics.

Over the past twenty years, Mr. Valentine has delivered lectures and held workshops around the globe on a wide range of international oil and gas law topics in locations such as Afghanistan, Mozambique, Uruguay, Argentina, Singapore, Dubai, Doha, London, Amsterdam and South Korea.

Mr. Valentine is the Corporate Secretary of Touchstone Exploration Inc., and formerly, was a director of two other Canadian public companies, Calvalley Petroleum Inc. (to May 2015) and Veraz Petroleum Ltd. (to December 2012).

Mr. Valentine is the Chair of the Governance Committee and a member of the Compensation Committee.

			188,053 Common Shares	2007

Bruce G. Wilcox New York, NY USA	Director[6]

Mr. Wilcox has had a long career as an investment company CEO, analyst and portfolio manager. He spent most of his career with Cumberland Associates, LLC, a New York equity fund, from 1986 through retirement in 2010, progressing from analyst/portfolio manager to partner (1989), and Chairman of the Management Committee (1997). Mr. Wilcox specialized in Cumberland's investments in the energy industry (exploration and production and service companies), with an emphasis on value and long-term holdings. During his tenure, the fund's assets under management ranged from US$0.7 billion to $1.5 billion.

From 1984 to 1986, Mr. Wilcox was with Central National-Gottesman, Inc. as an analyst and portfolio manager on a team responsible for a $500 million listed equity portfolio.

Mr. Wilcox was CEO of E Street Management, LLC from 2016 through 2020, which managed a long/short equity fund of funds.

From January 2011 to present he has also been one of three managing members of Xiling Fund III, LLC, part of a series of private equity funds (US$100+ million) which invests in museum-quality Imperial Chinese porcelains, archaic bronzes, and ink paintings.

Mr. Wilcox obtained a Bachelor of Arts (Honors) in Modern Chinese from the University of California, Santa Barbara (1977), and a Master of International Management from the American Graduate School of International Management in Phoenix (1980, now a part of Arizona State University).

Mr. Wilcox is a member of several boards, including the Teachers College of Columbia University (2003 to date, including serving as the Chair of the Investment Committee for that entire period), the University of California Santa Barbara Foundation (2003 to date, including as former Chair of the Board of Trustees, Investment and Finance Committees), and was a Trustee (2001 to May 2023) of the Manhattan Institute For Policy Research, a leading urban, state, and national policy institution, which works on matters such as energy policy.

Mr. Wilcox retired as CEO of NXT on April 20, 2026.

Mr. Wilcox is a member of the Strategic Planning Committee.

			1,063,992 Common Shares	2015

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Name and Municipality of Residence	Office(s) Currently Held	Principal Occupation or Employment for the Last Five Years	# of Shares Beneficially Owned(1)	Year became a Director

Eugene Woychyshyn Calgary, AB Canada	President, Chief Financial Officer and Director5.

Mr. Woychyshyn brings to NXT over 30 years of leadership experience in multiple industries and worldwide regions including North America, Europe and Asia. Mr. Woychyshyn has extensive hands-on experience and accomplishments in mergers and acquisitions, organizational restructuring, purchasing, treasury, financial reporting and control, compliance, human resource management and tax planning. In almost ten years as an expatriate with assignments in Norway, China, the United States and Southeast Asia, Mr. Woychyshyn developed international business competencies.

Mr. Woychyshyn originally served as a consultant to NXT from November 2017 to November 2018, providing controllership services. From 2015 to 2017 he was the CFO of Imaging Dynamics Company Limited.

Mr. Woychyshyn is a Chartered Professional Accountant, CA, who holds a Bachelor of Commerce (Hons) degree from the University of Manitoba and a Masters of Business Administration degree from St. Joseph's University, Philadelphia PA.

Mr. Woychyshyn is a member of the Disclosure Committee.

			1,221,062 Common Shares	2024

Notes:

(1)

The information as to shares beneficially owned as at the date of this Information Circular, not being within the knowledge of the Company, has been obtained from information provided by the directors to the Company. Includes any shares beneficially owned, controlled or directed, directly or indirectly, voting securities of the Company.

(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance Committee.
(5)	Member of the Disclosure Committee.
(6)	Member of the Strategic Planning Committee.
(7)	Corporate Secretary.

Cease Trade Orders, Bankruptcies and Insolvencies

No proposed director has, within the 10 years prior to the date of this Information Circular, except as noted below:

•	been a director, chief executive officer or chief financial officer of any company (including the Company) that was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued: (i) while the proposed director was acting in the capacity as director chief executive officer or chief financial officer; or (ii) after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

•	been a director, chief executive officer or chief financial officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

•	become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

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Charles Selby was a board member of Montana Exploration Corp. (“MEC”) when it was issued a cease trade order by the Alberta Securities Commission on May 4, 2018, against MEC for failing to file its annual audited financial statements, annual management’s discussion and analysis and certification of annual filings within the required time period. MEC ceased operations in June 2021.

Penalties or Sanctions

No proposed director has been subject to any penalties or sanctions imposed by a court or a securities regulatory authority, nor has any proposed director entered into a settlement agreement with a securities regulatory authority, relating to trading in securities, promotion or management of a publicly traded issuer, or theft or fraud.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This disclosure is intended to communicate the compensation provided to named executive officers of the Company, as defined under applicable securities laws (the “Named Executive Officers” or “NEOs”).

Total Return Performance Graph

This following graph compares the Common Share price performance of the Company over the five-year period ending December 31, 2025, to the S&P/TSX Composite Index, and the S&P/TSX Capped Energy Index, each starting with an investment of $100 at the end of 2020 excluding reinvestment of dividends.

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Named Executive Officer Compensation Trends

Notes:

(1)	NEOs include the CEO.

In the five-year period ending December 31, 2025, the Company paid performance bonuses to its executive officers only in 2024. RSUs granted pursuant to the RSU Plan were granted to NEOs in 2024 and 2025. Total compensation to the CEO and NEO is not related to the Company’s overall performance as the NEO had no significant short-term pay for performance in the periods presented, but the vesting criteria for options granted in 2023 and 2025 is directly tied to the Company’s performance.

Compensation Committee

(i)	Composition of the Compensation Committee

Please see the section “Corporate Governance – Compensation Committee” in this Information Circular.

(ii)	Responsibilities of the Compensation Committee

The Compensation Committee’s duties, as outlined in its charter, are to deal with the assessment of management and succession to key positions and compensation within the Company. The Compensation Committee shall assist the Board in discharging the Board’s oversight responsibilities relating to the compensation and retention of key senior management employees, and in particular the CEO, with the skills and expertise needed to enable the Company to achieve its goals and strategies at fair and competitive compensation and appropriate performance incentives. In discharging its responsibilities, the Compensation Committee will report and where appropriate, make recommendations to the Board in respect of the matters identified in the charter. Compensation of executive officers of the Company, including the NEOs, is recommended to the Board by the Compensation Committee. The Board, as a whole, reviews the recommendations of the Compensation Committee.

All members of the Compensation Committee have expertise and extensive experience in compensation, governance and other human resource areas through their roles with other publicly listed companies, as discussed in further detail under the heading “Corporate Governance – Compensation Committee”.

The Board has adopted a formal mandate for the Compensation Committee, which provides that the Compensation Committee is responsible for reviewing and approving the compensation of the directors and officers of the Company. The Compensation Committee also reviews and approves changes to the Company’s compensation policies and approves the hiring of executive management recruited from outside the Company.

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The Company did not retain an independent compensation advisor for the year ended December 31, 2025, or to date in 2026.

Compensation Philosophy and Objectives

The Company’s executive compensation program is intended to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align management’s interest with those of the Shareholders. This is accomplished by providing an opportunity to receive total compensation that is competitive with the compensation received by those executives at comparable companies, by ensuring that a significant proportion of executive compensation is linked to performance, and by providing executives with equity-based incentive plans, including the RSU Plan, the Option Plan, and the ESP Plan as well as the DSU Plan pursuant to which executives who are also directors of the Company are eligible to receive DSU grants.

The pay philosophy of the Company incorporates a strong pay-for-performance approach by providing competitive cash compensation and benefits with upside potential that is linked directly to shareholder value creation. In general, the Company attempts to provide competitive pay (market averages) for achieving target or expected performance, with additional bonus amounts payable when the Company has achieved superior performance results when compared to its business plan as approved by the Board.

The Company does not believe that its compensation programs encourage excessive or inappropriate risk taking as the Company’s executives receive both fixed and variable compensation which allows employees to focus on the Company’s business both in the immediate future and in the long-term. To date, the Company has not identified any such risks arising from its compensation programs that would have a material adverse effect on the Company.

Industry Comparables

NXT is a Calgary-based publicly-traded technology company whose proprietary airborne SFD® (Stress Field Detection) survey system is used worldwide, onshore and offshore, to identify areas with commercial hydrocarbon or geothermal potential. No Canadian public company is directly comparable to NXT, which operates within the broader energy services sector. The Compensation Committee looked principally to Pulse Seismic Inc., a Calgary-based publicly traded seismic data library company, as the closest available reference point. Although the two businesses apply different technologies and commercial models, both deliver proprietary subsurface information to oil and natural gas operators, both are Calgary-based, and both anchor executive incentive compensation to Free Cash Flow Per Share (defined below), a metric the Committee believes aligns executive pay with long-term shareholder value creation. Where available, the Committee also drew on compensation data from other Canadian publicly traded oil and natural gas energy services issuers. To attract and retain management and employees, NXT must offer compensation competitive with Calgary-based oil and natural gas energy services, exploration and development companies.

Compensation Elements

The executive compensation program is comprised of fixed and variable components and covers four elements:

(i)	a base salary;

(ii)	non-equity incentives, consisting of a cash bonus linked to corporate and individual performance;

(iii)

equity incentives, comprised of RSUs granted pursuant to the RSU Plan , Options, and Common Shares issued or acquired pursuant to the ESP Plan (“ESP Shares”), as well as DSUs granted pursuant to the DSU Plan to executives that are also directors of the Company; and

(iv)	other elements of compensation, including benefits and other perquisites.

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Each compensation component has a different function, but all elements work in concert to maximize individual and overall performance by establishing specific, competitive operational and financial goals and by providing financial incentives to employees based on their level of achievement of these goals. The ESP Shares contributed by the Company further enhance the Company’s executive compensation program. Executives who are also directors of the Company are also eligible to receive DSUs.

(i)	Base Salary

The objective of base salary is to provide a fixed level of cash compensation for performing day-to-day responsibilities. In setting base salaries, the Company strives to be competitive with the oil and gas service industry but the size of the Company prohibits base salary compensation from matching larger industry competitors. Consideration is also given to objective factors, including level of responsibility, experience and expertise and to subjective factors, such as leadership, commitment and attitude.

(ii)	Cash Bonus Plan

Cash bonuses are intended to reflect actual performance in a particular fiscal year based on the achievement of objective corporate financial performance measures. The Compensation Committee and the Board have determined that in 2026 cash bonuses will be determined pursuant to the Company’s Cash Bonus Plan (the “Cash Bonus Plan”) and paid as follows to NEOs:

1.

Cash bonuses begin to be earned when Free Cash Flow Per Share (as defined below) is positive and are earned on a pro rata basis, capping at full payout at $0.20. The bonus is calculated as follows: Free Cash Flow Per Share earned in the fiscal year is divided by $0.20 to produce a payout percentage (e.g., $0.10 ÷ $0.20 = 50%). That percentage is then multiplied by base salary to determine the bonus, up to a maximum of 100% of base salary. Free Cash Flow Per Share is a non-GAAP financial ratio and is not a standardized financial measure and may not be comparable to similar financial measures disclosed by other issuers. Please see “Non-GAAP Measures”.

“Free Cash Flow Per Share” is defined as net cash from (used in) operating activities; plus or minus the change in non-cash working capital and adds back investments in technology or assets that have been expensed; all divided by the weighted average shares outstanding for the year; and

2.	Up to 50% of base salary based on Board discretion and individual performance goals set by the Board.

In addition, a one-time bonus will be paid to Mr. Wilcox of $220,000 and Mr. Woychyshyn of $180,000 only if and when the following two conditions are met:

1.	The Company’s cash balance is greater than $5,000,000; and

2.	The NEO is a current Board member or employee of the Company at the date the $5,000,000 target is achieved.

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No cash bonuses were paid to executives in 2025.

(iii)	Long-term Incentives Component

The equity component of the Company’s executive compensation program, namely the RSU Plan, the Option Plan and the ESP Plan, as well as the DSU Plan in so far as executives that are also directors of the Company are eligible to receive DSUs thereunder, are designed to:

•	recognize and reward the impact of longer-term strategic actions undertaken by management;

•	align the interests of the Company’s executive and employees with the interests of the Shareholders;

•	focus management on developing and successfully implementing the continuing growth strategy of the Company;

•	foster the retention of key management personnel; and

•	attract talented individuals to the Company.

DSU, RSU and Option awards are approved by the Board, based on the recommendations of the Compensation Committee after considering the recommendations of the CEO, with the exception that any awards to the CEO are determined and approved independently of any input from the CEO. In granting DSUs, RSUs and Options, consideration is given to:

•	the number of DSUs, RSUs and Options already outstanding on an individual and aggregate basis, as well as the terms thereof and the number of ESP Shares reserved for issuance under the ESP Plan;

•	the limits imposed by the TSX on the total number of DSUs, RSUs, Options and ESP Shares that may be issued and outstanding;

•	the expected impact of the role of the executive on the Company’s performance and strategic development; and

•	market benchmarking.

Summaries of the material terms of each of the ESP Plan, the RSU Plan, the Option Plan and the DSU Plan are attached to this Information Circular as Schedule ”C”, Schedule ”D”, Schedule ”E” and Schedule ”F”.

For 2025 the CEO and CFO were granted Options and RSUs as part of the Long-term incentive plan. Both the CEO and CFO elected to take part of their compensation in DSUs, and the CFO participated in the ESP Plan. The amounts of the grants by individual are detailed in the “Incentive Plan Awards” section below.

For 2026 NEOs will be granted the following Long-term incentives:

1.	75% of their base salary in RSUs; and

2.

A share grant equal to 150% of their base salary when Free Cash Flow Per Share is positive and are earned on a pro rata basis, capping at full payout at $0.20. The lo0ng-term incentive is calculated as follows: Free Cash Flow Per Share earned in the fiscal year is divided by $0.20 to produce a payout percentage (e.g., $0.10 ÷ $0.20 = 50%). That percentage is then multiplied by base salary to determine the bonus, up to a maximum of 150% of base salary.

(iv)	Benefits and Other Perquisites

The Company’s executive employee benefit program includes such items as life insurance, disability, medical, dental, health and accident plans, and four weeks of annual paid vacation. These benefits and perquisites are designed to be competitive overall with equivalent positions in the Company’s industry.

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Summary Compensation Table

The following table sets forth information concerning the total compensation to the NEOs paid during the Company’s three most recently completed financial years.

Name and principal position	Year	Salary ($)(2)	Cash bonuses ($)	Share- based awards ($)(4)	Option- based awards ($)(5)	All other compensation ($)(6)	Total compensation ($)
Bruce G. Wilcox(1)(3) Chief Executive Officer	2025 2024 2023	224,375 220,000 133,237	- 7,000 -	70,600 11,200 -	133,360 - 10,408	- - -	428,335 238,200 143,645
George Liszicasz(1) Former President & Chief Executive Officer and Chairman	2025 2024 2023	- - 18,866	- - -	- - 744	- - -	- - 841	- - 20,451
Eugene Woychyshyn(3)(7) President & Chief Financial Officer	2025 2024 2023	185,208 186,250 180,000	- 8,000 -	92,646 44,062 17,513	133,360 - 26,020	1,883 1,764 1,822	413,097 240,076 225,355

Notes:

(1)	Mr. Liszicasz passed away on January 21, 2023. Mr. Wilcox was appointed Interim CEO on June 21, 2023, and then CEO on June 3, 2024. Mr. Wilcox retired as CEO on April 20, 2026.
(2)	Amounts disclosed in the column for "Salary" in 2023 include salary accrued but not paid to the NEOs.
(3)	Amounts disclosed in the column for "Salary" and "Share-based awards" include compensation received for director services of $30,000 DSUs each for Mr. Wilcox and Mr. Woychyshyn.
(4)	Amounts disclosed in the column for "Share-based awards" are calculated as the aggregate grant date fair values of the vested and unvested RSUs, DSUs, and ESP Shares granted or issued to, or acquired for, the NEOs under the RSU Plan, DSU Plan, and ESP Plan during the applicable year.
(5)	Amounts disclosed in the column for "Option-based awards" are calculated as the grant date fair value determined using the Black-Scholes model. The weighted average fair market value of Option grants in 2025 was $023, and for 2023 was $0.22 per share. This methodology is consistent with the methodology used to determine the fair value of Options in NXT's financial statements, using US GAAP. The amount excludes options granted in 2023 to Mr. Wilcox in exchange for prior director fees, as these are reported as part of director compensation when earned.
(6)	Amounts disclosed in the column for "All other compensation" pertain to benefits related to standard health and life insurance premiums, car allowances, and other miscellaneous compensation paid by the Company on behalf of the eligible NEO of the Company.
(7)	Mr. Woychyshyn was appointed president of the Company on November 24, 2025.

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Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table lists: (i) the number of securities underlying unexercised Options that have been granted to each of the NEOs and the net benefit of their “in-the-money” Options as at December 31, 2025; (ii) the number of securities underlying unvested RSUs that have been granted to each of the NEOs and their net benefit at December 31, 2025; and (iii) the number of securities underlying unvested DSUs that have been granted to each of the NEOs and their net benefit at December 31, 2025. The number of securities underlying outstanding unexercised Options and the number of RSUs and DSUs listed in the table below includes unvested Options and RSUs, the value of which could not be realized by the NEO as at December 31, 2025.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)	Market or payout value of vested-share based awards not paid out or distributed ($)(2)
Bruce G. Wilcox	52,650	0.260	Jan. 9, 2028	4,739	-	-	-
	100,000	0.216	Jan. 6, 2028	13,400	-	-	-
	200,000	0.203	Feb. 24, 2030	29,400	-	-	-
	400,000	0.309	Dec. 16, 2030	16,400	-	-	-
	-	-	-	-	253,000	88,667	$34,449
Eugene Woychyshyn	250,000	0.216	Jan. 6, 2028	33,500	-	-	-
	200,000	0.203	Feb. 24, 2030	29,400
	400,000	0.309	Dec. 16, 2030	16,400
	-	-	-	-	320,000	112,000	48,952

Note:

(1)

Amounts disclosed in the columns for “Value of unexercised in-the-money options” and “Market or payout value of share-based awards that have not vested” are in respect of all vested and unvested option-based awards, including Options, and all unvested share-based awards, including RSUs, respectively, held by the NEOs as at December 31, 2025. These amounts were calculated using the December 31, 2025 closing price of $0.35, less the exercise price.

(2)

Amounts disclosed in the column for “Market or payout value of vested share-based awards not paid out or distributed” are in respect of all vested share-based awards, including DSUs, which the NEOs are entitled to receive but which were not yet paid out or distributed as at December 31, 2025. These amounts were calculated using $0.35, which was the closing trading price of the Common Shares on the TSX on December 31, 2025.

Value Vested During the Year

The following table sets forth, for each NEO, the intrinsic (or “in-the-money”) value as at the vesting date on all security-based awards that vested during the financial year ended December 31, 2025:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)(3)
Bruce G. Wilcox	-	35,360	-
Eugene Woychyshyn	-	60,086	-

Notes:

(1)

Amounts disclosed in the column for “Option-based awards – Value vested during the year” represent the aggregate dollar value that would have been realized if any option-based awards, including Options, were in-the-money as at the vesting date, and if they had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the vesting date and the exercise price of those options. During 2025 options vested on April 4, 2025, but the market price of $0.21 was less than the exercise price of $0.216.

(2)

Amounts disclosed in the column for “Share-based awards – Value vested during the year” represent the aggregate dollar value of vested share-based awards, including ESPs, RSUs and DSUs, as at the vesting date.

(3)	The Company’s non-equity plan compensation reflects annual bonus amounts earned in the year, and payable in cash, which was $nil for 2025.

Narrative Discussion of Incentive Plans

Other than the RSU Plan, the Option Plan, the ESP Plan and the Cash Bonus Plan, the details of which are provided under the headings “Executive Compensation – Compensation Discussion and Analysis” and “Securities Authorized for Issuance Under Equity Compensation Plans”, the Company does not have any plans that provide compensation to non-director executives intended to serve as an incentive for performance over a period longer than one year.

The Company prohibits its executive officers or directors from purchasing financial instruments which are designed to hedge financial risk related to any equity securities which are granted as part of their compensation program.

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Employment Agreements

The Company occasionally enters into employment agreements with the Company’s executive officers, with such agreements setting out the principal terms of the employment relationship as between the executive officer and the Company, including the individual’s overall role, the expectations of the Company around business practices including confidentiality, ethical behavior and conflict of interest and financial terms. In addition, the contracts detail any severance payments that may be provided on termination of employment.

Mr. Bruce G. Wilcox served as the Chief Executive Officer of the Company up to April 20, 2026. As a result his executive employment agreement is no longer valid. Mr. Sheehan, the Chief Executive Officer of the Company as of April 20, 2026, does not have an executive employment agreement.

Mr. Eugene Woychyshyn serves as the President and Chief Financial Officer of the Company pursuant to an executive employment agreement effective as of May 1, 2024 (the “Woychyshyn EEA”).

Pursuant to the terms of the Woychyshyn EEA, the employment of Mr. Woychyshyn the “Executive” may be terminated by the Company. Upon termination of employment without cause, and for any other reason excluding termination with cause, disability, death, or voluntary resignation, the Executive is entitled to immediately receive:

(i)	an amount equal to the greater of 8 months of such Executive’s base salary, or 2 months of the base salary plus 1.5 months of the base salary for each year of service completed or commenced;

(ii)	an amount equal to 50 percent of any bonuses paid to the Executive for the prior calendar year;

(iii)	any declared but unpaid bonuses and any accrued benefits and vacation;

(iv)	accrued or vested rights under the Company’s equity-based incentive plans, subject to compliance and conditions of such plans; and

(v)	an amount equal to 15 percent of the amount calculated pursuant to item (i) above

In addition to the above benefits, if the termination is pursuant to a change of control, all outstanding unvested rights under the Company’s equity-based incentive plans shall immediately accelerate and vest upon the occurrence of the change of control, and the Executives will have 90 days to exercise such rights. A change of control is defined in the Woychyshyn EEA as:

(i)

the acceptance by the 50 percent of the holders of voting securities of the Company, of any offer, whether by way of a takeover bid or otherwise, for more than 50 percent of the outstanding voting securities of the Company;

(ii)	the acquisition of the beneficial ownership of more than 50 percent of the combined voting rights of the Company’s then outstanding voting securities by a person or two or more persons acting jointly;

(iii)

the entering into of any agreement by the Company to merge, consolidate, amalgamate, initiate an arrangement or be absorbed by or into another company, except where such agreement relates to a bona fide reorganization of the Company in circumstances where the business of the Company is continued, and where the shareholdings or ownership interests remain substantially the same following the reorganization;

(iv)

the passing of a resolution by the Board, or shareholders of the Company, to substantially liquidate assets or wind-up its business or significantly rearrange its affairs, except where such resolution or commencement relates to a bona fide reorganization of the Company in circumstances where the business of the Company is continued, and where the ownership interests remain substantially the same following the reorganization as existed prior to the reorganization;

(v)	the sale by the Company of all or substantially all of the assets; or

(vi)

individuals who were proposed as nominees by the management of the Company to become members of the Board immediately prior to a meeting of the shareholders of the Company involving a contest for or, an item of business relating to the election of directors shall not constitute a majority of the Board following such election.

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The following table sets out the estimated amounts payable by the Company to the Executive under the Woychyshyn EEA if the Executives had been terminated by the Company without cause on December 31, 2025:

Name	Cash Portion ($)	Option Value ($)(1)	RSU Value ($)(2)	DSU Value ($)(2)
Eugene Woychyshyn	507,014	79,300	37,333	48,952

Notes:

(1)	Options held by Executive at December 31, 2025 valued at the December 31, 2025 market price less the exercise price.
(2)	These amounts were calculated using $0.35, which was the closing trading price of the Common Shares on the TSX on December 31, 2025, the last day of trading of the year.

There are no benefits payable to the Executives upon termination with cause, disability, death, or voluntary resignation.

DIRECTOR COMPENSATION

The annual compensation for directors is currently approved by the Board at least once per year, and for 2025 included an election by each director, to receive 100 percent of the annual retainer fee in cash or a combination of cash, Options and/or DSUs. The retainer fee is currently $30,000 per annum, with the Chair of the Audit Committee receiving an additional $5,000 per annum for his Chair responsibilities. In addition, each director is eligible to receive Options and RSUs. For 2025, no cash payments were remitted to directors.

Summary Compensation Table

The following table sets forth all compensation provided to the directors of the Company for the year ended December 31, 2025.

Name(1)	Fees earned ($)	Share-based awards ($)(2)(3)	Option-based awards ($)(4)	Total compensation ($)
Peter Mork	-	30,000	-	30,000
Theodore Patsellis	30,000	-	84,750	114,750
Charles Selby	-	35,000	133,360	168,360
Gerry Sheehan	30,000	-	84,750	114,750
Jeffrey Tilson	-	30,000	84,750	114,750
Thomas E. Valentine	30,000	-	84,750	114,750

Notes:

(1)	Information for Mr. Wilcox and Mr. Woychyshyn is documented under the heading “Executive Compensation”.
(2)	Mr. Mork, Mr. Selby, and Mr. Tilson elected to receive their 2025 director fees in the form of DSUs.
(3)	Amounts disclosed in the column for “Share-based awards” are calculated as the aggregate grant date fair values of the vested DSUs issued to Directors under the DSU Plan during the applicable year.
(4)

Amounts disclosed in the column for “Option-based awards” are calculated as the grant date fair value determined using a Black-Scholes model. This methodology is consistent with the method used to estimate the fair value of Options in NXT’s financial statements.

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Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table lists the number of securities underlying unexercised Option-based and share-based awards that have been granted to each of the directors and the net benefit of their “in-the-money” awards as at December 31, 2025. The number of securities underlying outstanding unexercised Option-based awards listed in the table below includes unvested Option-based awards, the value of which could not be realized by the directors as at December 31, 2025.

	Option-based Awards				Share-based Awards
Name(1)	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested-share based awards not paid out or distributed ($)(2)(3)
Peter Mork	-	-	-	-	-	-	48,952
Theodore Patsellis	100,000	0.259	Sept. 14, 2028	9,100	-	-	-
	36,400	0.252	Sept. 28, 2028	3,567	-	-	-
	200,000	0.203	Feb. 24, 2030	29,400	-	-	-
	200,000	0.309	Dec. 16, 2030	8,200	-	-	-
Charles Selby	100,000	0.216	Jan. 6, 2028	13,400	-	-	-
	177,200	0.264	Jan. 11, 2028	15,239	-	-	-
	55,400	0.20	Jun. 5, 2028	8,310	-	-	-
	42,450	0.252	Sept. 28, 2028	4,160	-	-	-
	400,000	0.203	Feb. 24, 2030	29,400	-	-	-
	200,000	0.309	Dec. 16, 2030	16,400	-	-	-
	-	-	-	-	-	-	53,264
Gerry Sheehan	100,000	0.216	Jan. 6, 2028	13,400	-	-	-
	200,000	0.203	Feb. 24, 2030	29,400	-	-	-
	200,000	0.309	Dec. 16, 2030	8,200	-	-	-
Jeffrey Tilson	200,000	0.203	Feb. 24, 2030	29,400	-	-	-
	200,000	0.309	Dec. 16, 2030	8,200	-	-	-
	-	-	-	-	-	-	34,449
Thomas Valentine	100,000	0.216	Jan. 6, 2028	13,400	-	-	-
	110,800	0.20	Jun. 5, 2028	16,620	-	-	-
	200,000	0.203	Feb. 24, 2030	29,400	-	-	-
	200,000	0.309	Dec. 16, 2030	8,200	-	-	-

Notes:

(1)	Information for Mr. Wilcox and Mr. Woychyshyn is documented under the heading “Executive Compensation”. On April 20, 2026, Mr. Sheehan replaced Mr. Wilcox as CEO.
(2)

Amounts disclosed in the columns for “Value of unexercised in-the-money options” and “Market or payout value of share-based awards that have not vested” are in respect of all vested and unvested option-based awards, including Options, and all unvested share-based awards, including RSUs, respectively, held by the Directors as at December 31, 2025. These amounts were calculated using the December 31, 2025, closing price of $0.35, less the exercise price.

(3)

Amounts disclosed in the column for “Market or payout value of vested share-based awards not paid out or distributed” are in respect of all vested share-based awards, including DSUs, which the directors are entitled to receive but which were not yet paid out or distributed as at December 31, 2025. These amounts were calculated using $0.35, which was the closing trading price of the Common Shares on the TSX on December 31, 2025.

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Value Vested During the Year

The following table sets forth, for each director, the intrinsic (or “in-the-money”) value as at the vesting date on all security-based awards that vested during the financial year ended December 31, 2025. The Options that vested during 2025 were not in the money at the vesting date of April 4, 2025: Please see note (2) in the schedule below.

Name(1)	Option-based awards – Value vested during the year ($)(2)	Share-based awards – Value vested during the year ($)(3)
Peter Mork	-	30,000
Theodore Patsellis	-	-
Charles Selby	-	35,000
Gerry Sheehan		-
Jeffrey Tilson	-	30,000
Thomas E. Valentine	-	-

Notes:

(1)	Information for Mr. Wilcox and Mr. Woychyshyn is documented under the heading “Executive Compensation”. On April 20, 2026, Mr. Sheehan replaced Mr. Wilcox as CEO.
(2)

Amounts disclosed in the column for “Option-based awards – Value vested during the year” represent the aggregate dollar value that would have been realized if any option-based awards, including Options, were in-the-money as at the vesting date, and if they had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the vesting date and the exercise price of those options. During 2025, options vested on April 4, 2025, but the market price of $0.21 was less than the exercise price of $0.216.

(3)	Amounts disclosed in the column for “Share-based awards – Value vested during the year” represent the aggregate dollar value of vested share-based awards, including DSUs, as at the vesting date.

Convertible Debentures

On July 16, 2024, Shareholders approved a security-based compensation arrangement to compensate certain directors with Convertible Debentures (as defined below) as satisfaction for partial payment of their respective director fees for acting in such capacity for the year ended December 31, 2023. As of December 31, 2025, Gerry Sheehan held US$45,000. All other Convertible Debentures were converted before December 31, 2025. Mr. Sheehan converted the US$45,000 of Convertible Debentures to 248,893 Common Shares on January 5, 2026, which closed this security-based compensation arrangement.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As discussed above, the Company has adopted five equity compensation plans: (i) the DSU Plan, which was last approved by the Shareholders on June 2, 2025; (ii) the RSU Plan, which was last approved by the Shareholders on August 2, 2023; (iii) the Option Plan, which was last approved by the Shareholders on June 2, 2025; (iv) the ESP Plan, which was last approved by the Shareholders on August 2, 2023; and the Security Based Compensation Arrangement for convertible debentures (“Convertible Debentures”) which was approved by Shareholders on July 16, 2024. The aggregate number of securities reserved for issuance under the DSU Plan, the RSU Plan, the Option Plan, the ESP Plan, and the Convertible Debentures shall not exceed 10% of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis) from time to time.

The ESP Plan was amended on April 23, 2026, to correct a typographical error in the ESP Plan and resolve the ambiguity arising from such typographical error (the “ESP Plan Amendment”). The ESP Plan, as previously drafted, purported to permit the Board to grant discretionary contributions to participants under the ESP Plan. Due to a typographical error, the ESP Plan did not permit the Board to grant discretionary contributions and instead only permitted the Board to grant an additional fixed amount equal to the contribution already granted to the relevant participant. The ESP Plan Amendment amended the ESP Plan in order to rectify this issue and permit the Board to grant discretionary contributions to participants under the ESP Plan in such amounts and at such times as the Board deems appropriate, in its sole discretion. The terms of the ESP Plan were materially unchanged. The ESP Plan, as amended, is provided in its entirety as Schedule “J”. As at December 31, 2025, there were 118,596,228 Common Shares issued and outstanding and an aggregate of 11,859,622 securities available for issuance under the Company’s existing equity compensation plans. Of those 11,859,662 securities available for issuance, 7,878,234 Options had been issued under the Option Plan and were outstanding, 525,153 DSUs had been issued under the DSU Plan and were outstanding, 2,484,998 RSUs had been issued under the RSU Plan and were outstanding and US$45,000 of Convertible Debentures which would convert to 248,893 Common Shares remained outstanding, (in total representing approximately 9.4% of the total number of issued and outstanding Common Shares) and 722,344 securities remained available for issuance (representing approximately 0.6% of the total number of issued and outstanding Common Shares).

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Plan Category	Number of securities to be issued upon exercise of outstanding Options, and rights	Weighted-average exercise price of outstanding Options, and rights			Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders
Option Plan	7,878,234		$0.27	(2)	-
RSU Plan(1)	2,484,998		$0.19	(2)	-
DSU Plan(1)	525,153		$0.35	(2)	-
ESP Plan(1)	-		-		-
Convertible Debentures	248,893	US$	0.1808	(3)	-
	-		-		-
Total	11,137,278		-		722,344	(4)

Notes:

(1)	RSUs, DSUs and ESP Shares are issued automatically once vested and do not require the holder thereof to exercise.
(2)	The five-day volume weighted average price of the Common Shares on the TSX on the date the Options, RSUs, and DSUs were granted or issued, as applicable.
(3)	Conversion price for Convertible Debentures.
(4)	At April 24, 2026, approximately 1,886,715 of securities remain available for future issuance under equity compensation plans.

The burn rate shows how rapidly a company is utilizing shares reserved for equity compensation plans. It is calculated by dividing the number of share awards granted in a given year by the weighted average of the issued and outstanding shares of the Company for the same year. The following table summarizes the Company’s three year annual and three-year average burn rate as at December 31, 2025.

							Burn Rate
Year	Options Granted (#)	RSUs Granted (#)	DSUs Granted (#)	ESPs Issued (#)	Convertible Debentures (#)	Basic Weighted Average of Issued and Outstanding Common Shares as at December 31 (#)	Options	RSUs	DSUs	ESPs	CDs	Total
2025	5,750,000	1,875,000	404,927	265,808	-	96,453,727	5.96%	1.94%	0.41%	0.27%	0.00%	8.58%
2024	-	1,035,000	82,872	469,947	813,053	78,271,095	0.00%	1.32%	0.11%	0.60%	1.04%	3.07%
2023	2,716,500	-	-	309,509	-	77,646,094	3.50%	0.00%	0.00%	0.40%	0.00%	3.90%
						Average Three-year Burn Rate	3.15%	1.09%	0.17%	0.42%	0.35%	5.18%

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, no director or officer of the Company, or any associate of any director or officer is or has been indebted, on a net basis, to the Company at any time during the last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Board and executive officers of the Company, no “informed person” (as defined in National Instrument 51-102 – Continuous Disclosure Obligations), proposed director, or associate or affiliate of any informed person or proposed director had a material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company.

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CORPORATE GOVERNANCE

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to its Shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value.

The Board and management endorse the need to establish forward-looking governance policies and to continuously evaluate and modify them to ensure their effectiveness.

In accordance with National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”), the Company annually discloses information related to its system of corporate governance, which is detailed in Schedule ”G” to this Information Circular.

The Board held a total of six formal meetings in 2025, which were attended as follows:

Name	Meetings (#)	Attended (#)	Attended (%)
Peter Mork	6	6	100
Theodore Patsellis	6	5	83
Charles Selby	6	6	100
Gerry Sheehan	6	6	100
Jeffrey Tilson	6	6	100
Thomas E. Valentine	6	5	83
Bruce G. Wilcox	6	6	100
Eugene Woychyshyn	6	6	100

Corporate Governance Committee

Composition

Mr. Valentine (Chair), Mr. Tilson and Mr. Mork are members of the Corporate Governance Committee. All members of the Corporate Governance Committee are independent.

Responsibilities

The Corporate Governance Committee’s duties, as outlined in its charter, are to deal with the Company’s approach to corporate governance and the promotion of compliance with industry and regulatory standards. The Committee is responsible for overseeing and assessing the functioning of the Board and the committees of the Board and for the development, recommendation to the Board, implementation and assessment of effective corporate governance principles and guidelines. The Committee’s responsibilities also include identifying candidates for director and recommending that the Board select qualified director candidates for election at the next annual meeting of Shareholders.

Disclosure Committee

Composition

Messrs. Selby (Chairman of the Board and Committee Chair), Sheehan (Chief Executive Officer of the Company), and Woychyshyn (President and Chief Financial Officer of the Company) are the current members of the Disclosure Committee. Mr. Selby is independent within the meaning of NI 58-101.

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Responsibilities

The Disclosure Committee’s duties are to ensure that the Company provides timely, accurate and balanced disclosure of all material information about the Company and to provide fair and equal access to such information. All news releases, including but not limited to releases of material information, are managed by the Disclosure Committee. If the information has been determined by the Disclosure Committee to be material, news releases will be prepared, reviewed and then disseminated through a news-wire service that provides simultaneous service to widespread news services and financial media. Additionally, the Disclosure Committee is responsible for ensuring public disclosure through filing these news releases on SEDAR+ and EDGAR as well as the Company’s website. The Disclosure Committee did not hold any formal meetings during 2025.

Strategic Planning Committee

Composition

Messrs. Sheehan (Chair), Selby, and Wilcox are the current members of the Strategic Planning Committee. All members of the Strategic Planning Committee are independent within the meaning of NI 58-101.

Responsibilities

The Strategic Planning Committee’s duties are to set out the long-term goals of the Company and to take an active role in the development and execution of plans to achieve those goals. The Committee participates in establishing priority areas of Company business, assessment of strategic initiatives from Company senior executives with regard to development and implementation control of the Company strategy and business area specific strategies of the Company. The Committee also makes recommendations regarding the overall organization and management structure including areas where management needs to be strengthened, reviewing the organizational job descriptions and requirements and procedures for coordination of organizational management and Board resources. The Committee is actively involved in the Company’s strategic planning process and reviews all materials relating to the strategic plan with management. The Board is responsible for reviewing and approving the strategic plan. At least one Board meeting each year is centered on discussing and considering the strategic plan, which takes into account the risks and opportunities of the business. Management must seek the Board’s approval for any transaction that would have a significant impact on the strategic plan.

The Strategic Planning Committee met 4 times during 2025.

Audit Committee

Composition

The Audit Committee consists of Messrs. Selby (Chair), Tilson, and Mork. All members of the Audit Committee are independent within the meaning of NI 52-110 and each member is financially literate. The Audit Committee Charter is attached in Schedule ”H”. All members of the Audit Committee have an educational background and experience that provides them with the knowledge and ability to understand accounting policies and related financial reporting and disclosure issues, in order to fulfill their duties and responsibilities as a member of the Audit Committee.

(i) Charles Selby

Mr. Selby is both a lawyer and professional engineer, with past legal experience specializing in securities and corporate finance matters. He has served on the board or in senior management roles with a number of private firms as well as reporting issuers in the oil and natural gas industry. Mr. Selby has previously served on the audit committees of Alta Canada Energy Corp. and served as the audit committee chairman for Idaho Natural Resources Corp. (formerly Bridge Resources Corp.).

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(ii) Jeffrey Tilson

Mr. Tilson spent 10 years as a financial advisor with Ameriprise Financial Services, where he co-managed and serviced approximately US$220 million in client investment assets. He currently runs a referral-only firm, JST Investment Consulting, that he established. He holds a double major in Finance, Real Estate and Law, and Management Information Systems from California State University, Long Beach and holds professional designations from the College for Financial Planning, including:

•	Chartered Retirement Planning Counselor (CRPC);

•	Accredited Asset Management Specialist (AAMS); and

•	Accredited Wealth Management Advisor (AWMA).

Mr. Tilson maintains active memberships in industry organizations, including:

•	National Association of Personal Financial Advisors (NAPFA);

•	Fee-Only Network;

•	Professional Fiduciary Association of California (PFAC); and

•	Association of Financial Educators (AFE).

(iii) Peter Mork

Mr. Mork is a Chartered Financial Analyst (CFA) charter holder and earned a Bachelor’s degree in Business/Economics from the University of California, Santa Barbara. He has served on several non-profit boards in leadership positions and has served as a Portfolio Manager at Mork Capital Management, LLC in Healdsburg, California since 2021, and in similar roles over the last two decades, drawing on investment sector and financial statement expertise.

Oversight

The Board adopted all recommendations by the Audit Committee with respect to the nomination and compensation of the external auditor.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a formal policy requiring the pre-approval of all audit and non-audit related services to be provided by the Company’s principal auditor prior to the commencement of the engagement, subject to the following:

•

the Audit Committee will review annually a list of audit, audit related, recurring tax and other non-audit services and recommend pre-approval of those services for the upcoming year. Any additional requests will be addressed on a case-by-case specific engagement basis;

•

for engagements not on the pre-approved list, the Audit Committee has delegated to the Chair of the Audit Committee the authority to pre-approve individual non-audit service engagements with expected annual aggregate costs of up to $50,000 subject to reporting to the Audit Committee, at its next scheduled meeting; and

•

for engagements not on the pre-approved list and with expected costs greater than an annual aggregate of $50,000, the entire Audit Committee must approve this service, generally at its next scheduled meeting.

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Nature and Amount of Auditor’s Fees

The following table sets forth the aggregate audit fees, audit-related fees, tax fees, and all other fees of our principal accountant, MNP LLP and all other fees billed for products and services provided by our principal accountants for the fiscal years ended December 31, 2025, and 2024.

	2025	2024
Audit fees(1)	$271,245	$260,010
Tax fees	$-	$-
Other audit related fees	$-	$-
Total fees	$271,245	$260,010

Notes:

(1)	Includes fees related to reviews of each of the Company’s unaudited interim, three-month quarterly filing period.

The Audit Committee held a total of four meetings during 2025.

Compensation Committee

Composition

Messrs. Mork (Chair), Tilson and Valentine are the current members of the Compensation Committee. All members are independent within the meaning of NI 58-101 and have extensive direct financial and legal experience which is relevant to fulfilling their responsibilities related to executive compensation. In his career as a portfolio manager, Mr. Mork has advised on and analyzed compensation plans for public companies. In addition, he has gained relevant human resource experience serving on various boards. Mr. Valentine has served on the compensation committee of two public companies, and has dealt with compensation and employment law issues for 30 years. Mr. Tilson has advised on compensation plans for not for profit organizations and holds relevant education and certifications in finance and financial planning. In addition, he has gained relevant human resource experience running his own business.

Responsibilities

The primary responsibilities of the Compensation Committee are to recommend to the Board an executive compensation philosophy, a senior management organization and reporting structure, corporate objectives for which the CEO is to be responsible, review the performance of senior officers with the CEO, review and recommend compensation to be paid to senior officers, review and recommend remuneration and benefits to be paid to the directors and review general policies relating to compensation and benefits of our employees. See “Compensation Discussion and Analysis” within this Information Circular for further information regarding the role of the Compensation Committee.

The Compensation Committee held 4 meeting during 2025.

NON-GAAP MEASURES

Free Cash Flow Per Share is a non-GAAP financial ratio and is not a standardized financial measure and may not be comparable to similar financial measures disclosed by other issuers. It is comprised of free cash flow, which is a non-GAAP measure. Free Cash Flow Per Share is useful to the Company and to investors in order to understand the capital that is generated by the Company and which is available to allocate for investment in technology, assets, and repayment of debt.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on both the Company’s website (www.nxtenergy.com) as well on SEDAR+ (www.sedarplus.ca).

Shareholders may contact Mr. Eugene Woychyshyn President and Chief Financial Officer (tel: 1-403-206-0805 or fax: 1-403-264-6442) to request copies of the AIF and/or the financial statements and the related management’s discussion and analysis. Financial information is provided in the Company’s comparative annual financial statements and related management’s discussion and analysis for the Company’s most recently completed financial year.

DATED at Calgary, this 24th day of April 2026.

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SCHEDULE "A"

EMPLOYEE SHARE PURCHASE PLAN RESOLUTION

WHEREAS at the annual meeting of the shareholders of the Corporation held on August 2, 2023, the shareholders of the Corporation (the Shareholders) approved the Employee Share Purchase Plan (the ESP Plan) which provides for contributions by the Corporation, employees and other eligible individuals, as determined by the board of directors of the Corporation (the Board);

AND WHEREAS the rules of the Toronto Stock Exchange (the TSX) provide that the ESP Plan be approved by security holders of the Corporation every three years;

AND WHEREAS the approval of the TSX having already been obtained, the Shareholders consider it in the best interests of the Corporation to approve the ESP Plan.

NOW THEREFORE BE IT RESOLVED THAT:

1.	The ESP Plan, substantially as described in the Information Circular of the Corporation dated April 24, 2026 and attached thereto, be and is hereby ratified, confirmed and approved.

2.

All unallocated entitlements under the ESP Plan, as amended or supplemented from time-to-time, are hereby approved, such approval being effective until no later than June 9, 2029, which is the date that is three years from the date of the annual meeting of the Shareholders held on June 9, 2026.

3.

Any one director or officer of the Corporation be and is hereby authorized and directed to take all such action, do all such things, enter into, execute, affix the common seal of the Corporation and to deliver or cause to be delivered all such documents, agreements and writings, as he or she may in their sole discretion deem necessary or advisable in order to give full effect to the intent and purpose of this Resolution.

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SCHEDULE "B"

UNALLOCATED ENTITLEMENTS RESOLUTION

WHEREAS at the annual meeting of the shareholders of the Corporation held on August 2, 2023, the shareholders of the Corporation (the Shareholders) approved the Restricted Share Unit Plan (the RSU Plan);

AND WHEREAS the RSU Plan does not have a fixed maximum number of securities issuable thereunder, and the unallocated entitlements issuable thereunder have not been approved by the shareholders of the Corporation since the RSU Plan was approved;

AND WHEREAS the rules of the Toronto Stock Exchange (the TSX) provide that all unallocated stock options, rights or other entitlements under a security-based compensation arrangement which does not have a fixed maximum number of securities issuable must be approved by security holders every three years;

AND WHEREAS the Shareholders consider it in the best interests of the Corporation to approve the unallocated stock options, rights and other entitlements under the RSU Plan.

NOW THEREFORE BE IT RESOLVED THAT:

1.	The RSU Plan, substantially as described in the Information Circular of the Corporation dated April 24, 2026 and attached thereto, be and is hereby ratified, confirmed and approved.

2.

All unallocated entitlements under the RSU Plan, as amended or supplemented from time-to-time, are hereby approved, such approval being effective until no later than June 9, 2029, which is the date that is three years from the date of the annual meeting of the Shareholders held on June 9, 2026.

3.

Any one director or officer of the Corporation be and is hereby authorized and directed to take all such action, do all such things, enter into, execute, affix the common seal of the Corporation and to deliver or cause to be delivered all such documents, agreements and writings, as he or she may in their sole discretion deem necessary or advisable in order to give full effect to the intent and purpose of this Resolution.

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SCHEDULE "C"

EMPLOYEE SHARE PURCHASE PLAN SUMMARY

The following is a summary of the material provisions of the Employee Share Purchase Plan (the “ESP Plan”) of NXT Energy Solutions Inc. (the “Company”). This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the ESP Plan. Capitalized terms which are used herein shall have the meanings ascribed thereto in the ESP Plan.

Participation and Purpose

The ESP Plan allows employees (including officers) and other individuals determined by the board of directors of the Company (the Board) to be eligible to contribute a portion of their earnings to the ESP Plan for the purchase of Common Shares. The amount that a participant may contribute ranges from a minimum of 1% to a maximum of 10% of a participant’s Earnings. The Company will equally match that participant’s contribution and, as an incentive to participate in the ESP Plan, the Company will double its contributions for the first year up to a maximum of $15,000. Common Shares contributed by the Company may be issued from treasury or acquired through the facilities of the Exchange. A participant may make excess contributions under the ESP Plan up to a maximum of such participant’s net earnings; however, excess contributions do not receive a corresponding employer contribution by NXT.

NXT considers the ESP Plan an integral element of its compensation program, as it strengthens the Company’s ability to attract and retain qualified personnel and promotes investment in the Company, thereby aligning the interests of participating employees and officers with Shareholders.

Employer Contributions

Common Shares issued from treasury under the ESP Plan will be priced in one of two ways: (i) if the Administrative Agent acquires Common Shares through market purchases for a contribution period, treasury shares will be issued at a price equal to the weighted average purchase price of Common Shares purchased by the Administrative Agent for such contribution period; or (ii) where all Common Shares are issued from treasury for a contribution period, such shares will be issued at the weighted average trading price of the Common Shares on the Exchange on the five trading days preceding the treasury issuance date.

The number of Common Shares reserved for issuance from time to time pursuant to the ESP Plan and all other equity compensation plans (including the RSU Plan, the DSU Plan and the Option Plan) shall be equal to 10% of the issued and outstanding Common Shares, calculated on an undiluted basis, and further provided that the number of Common Shares: (a) reserved for issuance to Insiders does not exceed 10% of the issued and outstanding Common Shares; (b) issued to Insiders within a one-year period does not exceed 10% of the issued and outstanding Shares; or (c) issued to any one Insider (and such Insider’s associates) within a one-year period does not exceed 5% of the issued and outstanding Common Shares.

Withdrawal and Termination of Participation

A participant’s entitlement to make further Employee Contributions and Excess Contributions, and to receive Employer Contributions and Employer Bonus Contributions in respect thereof shall terminate immediately if any of the following occur: (a) the participant becomes totally and permanently disabled; (b) the participant ceases to be an employee of NXT, including by way of resignation, retirement or termination (with or without cause); or (c) the participant dies. Upon the occurrence of any such event, Common Shares held on behalf of a participant may be transferred and registered as directed by the participant; sold with the net proceeds distributed to the participant; or, if the Common Shares are held in an RRSP or TFSA account, transferred to another RRSP or TFSA account (to the extent permitted by law).

If a participant sells or withdraws Common Shares that were acquired by or issued to the Administrative Agent in respect of employer contributions within six months of the acquisition or issuance, the participant is not entitled to receive employer contributions under the ESP Plan for a period of six months thereafter.

Vesting

Common Shares held by the Administrative Agent on behalf of participants are at all times vested in such participants. A participant is not entitled to transfer any interest in Common Shares held by the Administrative Agent on behalf of such participant, subject to a participant’s right to terminate his or her participation in the ESP Plan.

Amendments and Termination of the ESP Plan

The Board has the power and authority to approve without Shareholder approval (but with the consent of the Exchange, as required) amendments to cure any ambiguity, error or omission in the ESP Plan or to correct or supplement any provision of the ESP Plan that is inconsistent with any other provision of the ESP Plan, to comply with applicable law or the requirements of the Exchange respecting administration and eligibility under the ESP Plan, or that of a “housekeeping nature”. The Board may amend, suspend or discontinue the ESP Plan at any time, provided that, without Shareholder approval, no amendment may be made to change the number of Common Shares issuable under the ESP Plan, increase participation limits solely to the benefit of insiders of NXT, or to amend the amendment provision of the ESP Plan.

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SCHEDULE "D"

RESTRICTED SHARE UNIT PLAN SUMMARY

The following is a summary of the material provisions of the Restricted Share Unit Plan (the “RSU Plan”) of NXT Energy Solutions Inc. (the “Company”). This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the RSU Plan. Capitalized terms which are used herein shall have the meanings ascribed thereto in the RSU Plan.

Purpose

The RSU Plan is designed to strengthen the ability of NXT to attract and retain qualified Service Providers, to align the interests of Service Providers with the interests of NXT’s shareholders, and to focus management of NXT on operating and financial performance and total long-term Shareholder return by providing an increased incentive to contribute to NXT’s growth and profitability.

Eligible Participants

Officers, directors, employees and consultants or contractors, or principals of consultants or contractors of the Company are eligible to receive grants under the RSU Plan, which is administered by the Board.

Awards

The aggregate number of Common Shares reserved for issuance from treasury under the RSU Plan together with the Company’s other equity compensation plans (including the DSU Plan, the Option Plan and, the ESP Plan) is 10% of the Common Shares issued and outstanding.

RSUs shall not be granted pursuant to the RSU Plan without the requisite approval of the Shareholders and the Exchange, if such grant together with grants pursuant to all other equity compensation plans of the Company could result, at any time, in the number of Common Shares: (a) reserved for issuance to Insiders exceeding 10% of the issued and outstanding Shares; (b) issued to Insiders within a one-year period exceeding 10% of the issued and outstanding Shares; (c) issued to any one Insider (and such Insider’s associates) within a one-year period exceeding 5% of the issued and outstanding Shares; or (d) issued to each Non-Management Director exceeding a value of $150,000, calculated at the time of grant.

The RSUs shall vest over a period of time no longer than 3 years from the first anniversary of the Grant Date.

Amendments and Termination of the RSU Plan

The RSU Plan and any Unit Award granted pursuant to thereto may be amended, modified or terminated by the Board without approval of Shareholders, subject to any required approval of the Exchange in the event that the Shares are listed on the Exchange, provided that all material amendments to the Plan shall require the prior approval of the Shareholders and no amendment may cause the RSU Plan to cease to meet the exception in paragraph (k) of the definition of “salary deferral arrangement” in the Tax Act. Examples of the types of amendments that are not material that the Board is entitled to make without Shareholder approval include, without limitation, amendments: (a) to ensure continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange; (b) of a “housekeeping” nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained herein; (c) respecting the administration of the RSU Plan; (d) changing the vesting provisions of the RSU Plan or any Unit Award; and (e) changing the termination provisions of any Unit Award that does not entail an extension beyond the original expiration date thereof.

If the Common Shares are listed on the Exchange, no amendment to the RSU Plan requiring Shareholder approval under any applicable securities laws or requirements shall become effective until such Shareholder approval is obtained. In addition to the foregoing, Shareholder approval shall be required to: (a) make any amendment to the RSU Plan to increase the percentage of Common Shares that are available to be issued under outstanding Unit Awards at any time pursuant to Section 6(a) of the RSU Plan; (b) extend the Expiry Date of any outstanding Unit Awards held by Insiders; (c) make any amendment to increase the number of Shares that may be issued to Insiders above the restrictions contained in Sections 5(a)(i) and 5(a)(ii) of the RSU Plan; (d) amend the limits on Non-Management Directors contained in Section 5(a)(iv) of the RSU Plan; or (e) amend Section 10 of the RSU Plan (the Amendment and Termination provision).

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In addition, no amendment to the RSU Plan or Unit Awards granted pursuant to the RSU Plan may be made without the consent of the Grantee, if it adversely alters or impairs the rights of any Grantee in respect of any Unit Award previously granted to such Grantee under the RSU Plan.

Cessation of Entitlement to Participate

Except as otherwise determined by the Board, in the event a Grantee who is a director, officer, employee of, or service provider to, the Company ceases to hold such position, then the following will apply: (a) if a Grantee is terminated for Just Cause or any other material breach, all unvested RSUs shall be terminated and rights to receive any payment thereunder shall be forfeited immediately; (b) if a Grantee voluntarily resigns or is Terminated Without Cause (and such Termination is not an Accelerated Vesting Event), then effective as of the date which is six months after such departure and notwithstanding any other severance entitlements or entitlement to notice or compensation in lieu thereof, all unvested RSUs shall be terminated and rights to receive payment thereunder shall be forfeited immediately; (c) in the event of the death of the Grantee, the Vesting Date for all RSUs held by such Grantee shall be the date of the death of the Grantee; or (d) if termination of the Grantee is due to their becoming permanently disabled, the Vesting date of all RSUs shall be unaffected and shall continue to vest in accordance with the applicable Unit Award Agreement.

Transferability

Shares or cash deliverable upon vesting of an RSU shall only be delivered to or to the order of, a Grantee, by NXT or the Plan Trustee, as applicable, except that if a Grantee dies, Common Shares or cash may be delivered to the Grantee’s legal representative or designated beneficiary to whom the RSUs transfer by will or by the laws of descent and distribution. Except for the foregoing and as otherwise provided in the RSU Plan, no assignment, sale, transfer, pledge or charge of an RSU, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such RSU whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such RSU shall terminate and be of no further force or effect.

Effect of Certain Changes

In the event: (a) of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; (b) that any rights are granted to Shareholders to purchase Common Shares at prices substantially below fair market value; or (c) that, as a result of any reorganization, recapitalization, merger, consolidation or other transaction that is not a Liquidity Event, the Common Shares are converted into or exchangeable for any other securities; then, in any such case, the Board may make such adjustments to the RSU Plan and to any Unit Awards outstanding under the RSU Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent substantial dilution or enlargement of the rights granted to Grantees hereunder.

Funding of RSU Awards

NXT may from time to time, on its own behalf and on behalf of such of the NXT entities that employ Service Providers, make contributions to a Trust Fund in such amounts and at such times as may be specified by the Committee for the purpose of funding, in whole or in part, awards of RSUs which become payable to Service Providers pursuant to the RSU Plan. Any purchases of Shares by the Plan Trustee or otherwise pursuant to the RSU Plan shall be made on the open market by a broker designated by the Plan Trustee who is independent of NXT in accordance with the by-laws, regulations and policies of the Exchange. For greater certainty, any Trust Funds shall not result in the Plan being viewed as a “retirement compensation arrangement” for the purpose of the Tax Act.

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SCHEDULE "E"

AMENDED AND RESTATED STOCK OPTION PLAN SUMMARY

The following is a summary of the material provisions of the Amended and Restated Stock Option Plan (the “Option Plan”) of NXT Energy Solutions Inc. (the “Company”). This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Option Plan, the full text of which is set out in Schedule ”K” to the Company’s Information Circular dated April 17, 2025 which is available on SEDAR+ (www.sedarplus.ca). Capitalized terms which are used herein shall have the meanings ascribed thereto in the Option Plan.

Purpose

The purpose of the Option Plan is to advance the interests of the Company by encouraging its directors, officers and employees or service providers to acquire Common Shares, thereby: (i) increasing the proprietary interests of such persons in the Company; (ii) aligning the interests of such persons with the interests of the Shareholders generally; (iii) encouraging such persons to remain associated with the Company; and (iv) furnishing such persons with an additional incentive and remuneration in their efforts on behalf of the Company.

Eligible Participants

Officers, directors, employees and service providers to the Company are eligible to receive grants of Options under the Option Plan, which is administered by the Board.

Common Shares Subject to the Option Plan

The aggregate number of Common Shares reserved for issuance under the Option Plan, or any other security-based compensation plan of the Company, shall not exceed 10% of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis) from time to time. The number of Common Shares that may be acquired under an Option granted to a participant shall be determined by the Board as at the time the Option is granted, provided that the aggregate number of Common Shares reserved for issuance to any one participant under the Option Plan or any other plan of the Company, shall not exceed five percent of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis) in any 12 month period (and, in the case of consultants and persons retained to perform investor relation activities, shall not exceed two percent in any 12 month period) unless the Company receives the permission of the stock exchange or exchanges on which the Common Shares are listed to exceed such threshold.

Insider Participation

The maximum number of Common Shares which may be reserved for issuance to “Insiders” (as defined in the TSX Company Manual) under the Option Plan and under all other security-based compensation arrangements of the Company shall be 10% of the total number of Common Shares issued and outstanding. The number of Common Shares issued to Insiders within any one-year period under the Option Plan and under all other security-based compensation arrangements of the Company shall not exceed 10% of the total number of Common Shares issued and outstanding. The issuance to any one Insider (and such Insider’s associates) within a one-year period of a number of Common Shares under the Option Plan and under all other security-based compensation arrangements of the Company shall not exceed 5% of the number of Common Shares issued and outstanding.

Exercise Price

The exercise price of Options granted under the Option Plan shall be fixed by the Board at the time the Option is granted but shall not be less than the five-day volume weighted average of the closing price of the Common Shares prior to the date of grant, or the market value of the Common Shares at the date of the grant as otherwise calculated in accordance with the rules of the applicable exchange.

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Vesting and Term of Options

The Option Period during which Options may be exercised shall be determined by the Board at the time the Options are granted, subject to any vesting limitations which may be imposed by the Board in its sole, unfettered discretion at the time such Options are granted, provided that:

1.

no Option shall be exercisable for a period exceeding five years from the date the Option is granted unless the Company receives the permission of the stock exchange or exchanges on which the Shares are then listed and as specifically provided by the Board, and in any event, no Option shall be exercisable for a period exceeding 10 years from the date the Option is granted;

2.

no Option in respect of which shareholder approval is required under the rules of any stock exchange or exchanges on which the Common Shares are then listed shall be exercisable until such time as the Option has been approved by the Shareholders; and

3.	the Board may, subject to the receipt of any necessary regulatory approvals, in its sole discretion, accelerate the time at which any Option may be exercised, in whole or in part; and

4.

any Options granted to any Participant must expire within 30 days after the Participant ceases to be a Participant, and within 30 days for any Participant engaged in investor relation activities after such Participant ceases to be employed to provide investor relation activities.

Blackout Periods

A “Blackout Period” designated by the Company shall mean a period of time during which the Option holder cannot exercise an Option, or sell the Shares that are issuable pursuant to the exercise of Options, due to applicable policies of the Company in respect of insider trading. If an Option expires during a Blackout Period, or within 10 business days after the expiry of a Blackout Period applicable to the relevant Option holder, then the revised expiration date for that Option shall be extended to become the tenth business day after the expiry date of the Blackout Period.

Cessation of Entitlement to Options

In the event that a holder of Options who is a director, officer, employee of, or service provider to, the Company ceases to hold such position for any reason other than death or permanent disability, such Options will terminate immediately as to the then unvested portion thereof and at 4:00 p.m. (Calgary time) on the earlier of the date of the expiration of the Option Period and the 30th day after the date such individual ceases to be a director, officer, employee of, or service provider to, the Company as to the then vested portion of the Option.

In the event of the death or permanent disability of an Option holder, any Options previously granted to such holder shall be exercisable until the end of the Option Period or until the expiration of 12 months after the date of death or permanent disability of such holder, whichever is earlier, and in the event of death or permanent disability, only: (i) by the person or persons to whom the Option holder’s rights under the Options shall pass by under the terms of the option holder’s will or by applicable law; and (ii) to the extent that the holder was entitled to exercise the Options as at the date of the holder’s death or permanent disability.

Transferability

All benefits and rights in Options accruing to any option holder in accordance with the terms and conditions of the Option Plan shall not be transferable or assignable unless specifically provided in the Option Plan. The Company shall not recognize any attempted exercise of any purported assignee of an option holder. During the lifetime of an option holder, any Options granted under the Option Plan may only be exercised by the holder thereof and in the event of the death or permanent disability of an option holder, by the person or persons to whom the option holder’s rights under the Options pass by the option holder’s will or applicable law.

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Amendments

The Board may, at any time, amend, suspend or terminate the Option Plan, or any portion thereof, or any Option granted thereunder, without Shareholder approval, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX), if any, that require the approval of Shareholders or any governmental or regulatory body.

Notwithstanding the foregoing, Shareholder approval will be required for the following types of amendments:

(a)

amendments to the number of Common Shares issuable under the Option Plan, including an increase to a fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage;

(b)	amendments which would result in the exercise price for any Option granted under the Option Plan being lower than the market price of the Common Shares at the time the Option is granted;

(c)	amendments which reduce the exercise price of an Option;

(d)	amendments extending the term of an Option held by an insider beyond its original expiry date except as otherwise permitted by the Option Plan;

(e)	the adoption of any option exchange scheme involving Options; and

(f)	amendments required to be approved by Shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Financial Assistance

Financial assistance may only be provided in connection with the exercise of an Option if the Shareholders approve such assistance.

Change of Control

In the event of a sale by the Company of all or substantially all of its assets or in the event of a change of control of the Company, the option holder shall be entitled to exercise in full or in part any unexercised Options previously granted under the Option Plan, whether vested or not, either: (i) during the remaining term of the Options; or (ii) within ninety (90) days after the date of termination of the employment of the option holder with the Company or the cessation or termination of the option holder as a director of, officer of, or service provider to, the Company, whichever first occurs.

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SCHEDULE "F"

DEFERRED SHARE UNIT PLAN SUMMARY

The following is a summary of the material provisions of the Deferred Share Unit Plan (the “DSU Plan”) of NXT Energy Solutions Inc. (the “Company”). This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the DSU Plan, the full text of which is set out in Schedule ”K” to the Company’s Information Circular dated April 17, 2025 which is available on SEDAR+ (www.sedarplus.ca). Capitalized terms which are used herein shall have the meanings ascribed thereto in the DSU Plan.

Purpose

The principal purposes of the DSU Plan are to: (i) strengthen the ability of the Company and its affiliates to retain qualified directors which the Company and its affiliates require; (ii) provide a competitive long term incentive program to attract qualified directors which the Company and its affiliates require; and (iii) promote a proprietary interest in the Company through share ownership thereby aligning the interests of directors with the Company’s shareholders.

Eligibility

The DSU Plan provides for grants of DSUs to directors of the Company and Company’s affiliates. The Grant Date with respect to a DSU is the last day of each calendar quarter in a particular calendar year (except in the case of the last calendar quarter where the Grant Date with respect to a DSU will be December 15).

Awards

The Company will maintain or cause to be maintained a DSU Account for each Designated Participant and DSUs will be credited to that DSU Account as of the applicable Grant Date, with the number of DSUs to be so credited determined by dividing the portion of the Designated Participant’s annual remuneration (and meeting fees, as applicable) for the applicable calendar year elected to be received in the form of DSUs by the Fair Market Value (as defined in the DSU Plan) per Common Share on the particular quarterly Grant Date (subject to pro-ration in respect of a particular Designated Participant that ceased to be a Designated Participant in that particular calendar quarter). In all cases, DSUs automatically vest on the Grant Date and have the same value on that Grant Date as the cash amount of the Designated Participant’s annual remuneration (and meeting fees, as applicable) for which DSUs are being granted.

DSUs granted under the DSU Plan may be settled, at the election of the Board, with Common Shares, cash, or a combination of Common Shares and cash. Any Common Shares to be delivered to a Designated Participant in settlement of a DSU may be acquired through the facilities of the applicable exchange or, subject to shareholder approval of unallocated entitlements thereunder every three years, issued by the Company from treasury.

A Designated Participant may, by delivering a Redemption Notice to the Company, elect up to two separate Redemption Dates (as such terms are defined in the DSU Plan) on which all or a portion of the DSUs credited to his or her DSU Account will be redeemed. A Redemption Date cannot: (a) be prior to that Designated Participant’s Date of Termination (being the actual date a Designated Participant ceases to be a director or non-employee service provider to the Company or any affiliate, as applicable); (b) fall within a Black-Out Period (as defined in the DSU Plan); (c) be later than the Redemption Deadline of December 15 of the next calendar year after that Designated Participant’s Date of Termination; or (d) be before the date on which the Redemption Notice is filed with the Company.

Any amounts payable to a Designated Participant, including delivery of Common Shares or a cash payment (in either case less applicable tax withholdings), will be made as soon as practicable after a Redemption Date and no later than the applicable Redemption Deadline (as defined in the DSU Plan). All DSUs are automatically cancelled following payment or satisfaction of such DSUs.

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Among other limitations, the DSU Plan limits the number of Common Shares that may be issuable pursuant to outstanding DSUs granted under the DSU Plan:

•	the maximum number of Common Shares reserved for issuance under the DSU Plan and all other security- based compensation arrangements of the Company is 10% of the aggregate number of issued and

•

outstanding Common Shares, calculated on an undiluted basis. The number of Common Shares reserved for future awards does not include the dividend equivalent that will accumulate on the underlying grants.

•

in addition: (i) no one Designated Participant may be granted any DSUs which, together with all DSUs then held by such Designated Participant, would entitle such Designated Participant to receive a number of Common Shares which is greater than 5% of the outstanding Common Shares, calculated on an undiluted basis; and (ii) the number of Common Shares (A) issued to a Designated Participant and any other insiders of the Company, within any one year period, and (B) issuable to a Designated Participant and any other insiders of the Company, at any time, in each case under the DSU Plan or when combined with all other security-based compensation arrangements of the Company, shall not exceed 10% of the Company’s total issued and outstanding Common Shares.

Amendments and Termination

Under the DSU Plan, amendments: to cure any ambiguity, error or omission or correct any inconsistencies; that are necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed; respecting the administration and eligibility for participating under the DSU Plan; respecting the U.S. Terms and Conditions and/or any DSU issued to a Designated Participant who is a citizen or resident of the United States to the extent necessary to comply with U.S. law; or that are of a “housekeeping nature”, may be approved by the Board without shareholder approval (but with consent of the TSX). Shareholder approval is required to make amendments:

•	to increase the maximum number of Common Shares issuable under the DSU Plan;

•	to limit Designated Participant participation;

•	that result in a material or unreasonable dilution in the number of outstanding Common Shares or any material benefit to a Designated Participant;

•	that change the class of eligible participants to the DSU Plan which would have the potential of broadening or increasing participation by insiders of the Company;

•	to the amendment provision of the DSU Plan; or

•	to the DSU Plan that permits a Designated Participant to transfer DSUs to any person, other than in the case of the death of the Designated Participant.

Amendments will take effect only with respect to DSUs granted after the effective date of such amendment (unless the Company and the Designated Participants to whom DSUs have been granted mutually consent to any such amendment applying to any outstanding DSUs). The Board may amend, suspend, terminate or discontinue the DSU Plan and DSUs at any time.

In August 2019, NXT made certain amendments to the DSU Plan as follows: (i) to reflect the intention of the Board that existing directors of the Company be entitled to participate in the Plan and to make elections with respect to remuneration received in the year the DSU Plan was adopted and approved; (ii) to remedy minor clerical mistakes; and (iii) to confirm the amended nature of the DSU Plan. Such amendments were approved by the TSX in September 2019 and no shareholder approval was required.

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Ownership

Until Common Shares are delivered to a Designated Participant pursuant to any DSU or any election to receive Market-Purchased Shares (as defined in the DSU Plan), as applicable, in accordance with the DSU Plan that Designated Participant will not possess any incidents of ownership of such Common Shares.

Effect of Certain Changes

If Common Shares are changed through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; rights are granted to shareholders to purchase Common Shares at prices substantially below fair market value; or as a result of any recapitalization, merger or consolidation, Common Shares are converted into or exchangeable for any other securities, the Board may (subject to any necessary TSX approval) make adjustments to the DSU Plan and any outstanding DSUs to prevent substantial dilution or enlargement of the rights granted to the Designated Participant thereunder.

Transferability

DSUs may not be assigned, sold, transferred, pledged or charged, and Common Shares or cash payable pursuant to the DSU Plan shall only be paid to a Designated Participant personally except upon the death of a Designated Participant where such payment may be made to the estate or a beneficiary of the Designated Participant.

Financial Assistance

The DSU Plan does not contain any provisions for financial assistance by the Company in respect of DSUs granted under the arrangement.

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SCHEDULE "G"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The table below describes the corporate governance practices of NXT Energy Solutions Inc. (the “Company”) as set out in Form 58-101F1 – Corporate Governance Disclosure. Defined terms used herein have the same meaning as in the Company’s Information Circular dated April 24, 2026.

Content of Provision	Governance Practices of the Company
Board of Directors
Disclose the identity of directors who are independent.

The Board has determined that five of the eight current directors are “independent” within the meaning of NI 52-110. The five independent directors at the date of the Information Circular were Peter Mork, Charles Selby, Jeffrey Tilson, Theodore Patsellis, and Thomas E. Valentine. Mr. Sheehan, Mr. Wilcox, and Mr. Woychyshyn are not independent as they are, or have been executive officers of the Company within the last three years. Mr. Patsellis’ term will expire June 9, 2026

Disclose the identity of directors who are not independent and describe the basis for that determination.

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Such other directorships have been disclosed in the Information Circular.

Disclose whether or not the independent directors hold regularly scheduled meetings at which non- independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuers most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The current Corporate Governance Committee membership is independent. The Corporate Governance Committee meets in person or by conference call at least monthly, or more frequently as required. Members of management are not in attendance at these meetings. The Corporate Governance Committee also meets on an ad hoc basis where circumstances warrant.

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Charles Selby is the chair of the board and is independent. He is currently responsible for:

•    facilitating the functioning of the Board independent of management and ensuring that directors have an independent leadership contact;

•    ensuring that the Board has adequate resources, especially by way of full, timely and relevant information to support its decision-making requirements;

•    assisting and providing input on preparation of agendas for Board meetings as required;

•    consulting with the chairs of the Board committees on the effectiveness of Board committees;

•    ensuring that independent directors have adequate opportunities to meet to discuss issues without management of the Company present;

•    chairing Board meetings of the Company are not in attendance;

•    ensuring delegated committee functions are carried out and reported to the Board, for example, the Chief Executive Officer of the Company performance assessment, Chief Executive Officer of the Company and Board succession planning, and strategic planning; and

•    acting as a liaison between the Board and management.

Disclose the attendance record of each director for all board meetings held since the beginning of the issuers most recently completed financial year.

The attendance records for all Board meetings have been disclosed in the Information Circular. Please see the section under the heading “Corporate Governance” in the Information Circular for more details.

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Content of Provision	Governance Practices of the Company
Board Mandate
Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The mandate of the Board is appended to the Information Circular as Schedule ”I”.
Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

Written position descriptions have been developed for the Chief Executive Officer of the Company and the President and Chief Financial Officer of the Company.

Current and newly elected members of the Board are provided a briefing note, prepared by the Corporate Governance Committee, which describes the roles and responsibilities of Board members, sub-committee chairs, and executives.

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

A written position description has been developed for the Chief Executive Officer of the Company by the Corporate Governance Committee of the Board.
Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding

(i)     the role of the board, its committees and its directors, and

(ii)    the nature and operation of the issuer’s business.

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

New directors meet with the Board and senior management to discuss the business activities of the Company and are given the opportunity to familiarize themselves with the Company and gain insight into the Company’s business, business plans and operations by visiting the Company’s offices and reviewing SFD® survey documentation and processes.

In addition, both current and newly elected members of the Board are provided a briefing note, prepared by the Corporate Governance Committee, which, among other things, serves as a both an orientation for new Board members and an update for existing Board members with respect to relevant topics in corporate governance.

Ethical Business Conduct

Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)     disclose how a person or company may obtain a copy of the code;

(ii)    describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii)   provide a cross-reference to any material change report filed since the beginning of the issuers most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Company has adopted a Code of Conduct and Business Ethics (the “Code”) for all directors, officers, employees and consultants.

The Code is available on the Company’s intranet site. Additionally, the Code is available on the Company’s website at www.nxtenergy.com. The Code is also filed on SEDAR+. Lastly, should anyone wish a hard copy of any of the Code, it may be obtained on request from the Corporate Secretary at 302, 3320 17th Avenue SW, Calgary, AB T3E 0B4.

Compliance is monitored by the Audit Committee receiving, annually, certificates from NXT’s officers and senior management confirming their compliance with the Code. The Audit Committee reviews the certifications and reports to the Board. In addition to the annual certification of the officers, each employee and consultant receives annually a communication from management reiterating the need to comply with the Code.

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Directors must disclose all interests and relationships of which the director is aware which may give rise to a conflict of interest. Directors are also required to disclose any actual or potential personal interest in a matter on which the Board is deciding and withdraw from deliberations and voting on the matter.

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

All Board members as well as all employees have received a copy of the Code and have signed a Certification of Compliance Form acknowledging their understanding and compliance therewith. The Code provides guidance in a number of areas to ensure fair, ethical, lawful and consistent conduct by the Company and its employees. The Code specifically deals with business ethics, employment practices, insider trading and conflicts of interest.

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Content of Provision	Governance Practices of the Company
Nomination of Directors
Describe the process by which the board identifies new candidates for board nomination.

The Chairman of the Board, in consultation with the Board, is responsible for proposing new nominees to the Board. The Corporate Governance Committee, in its discussions with the Board, will determine what competencies and skills the Board considers necessary to discharge its duties and will identify potential candidates based on the skills required to fulfill its needs. Other factors considered by the Board are an individual’s experience, expertise, and reputation.

NXT does not have a nominating committee; however, the Corporate Governance Committee is composed entirely of independent directors and is charged with recommending new candidates for nomination to the Board.

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
Compensation
Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Compensation Committee has the primary responsibility for determining compensation for the directors and senior officers with the objective of ensuring the compensation package is fair and consistent with industry practices. Where appropriate the Compensation Committee will engage outside compensation consultants to obtain industry comparisons and receive independent recommendations.

The Compensation Committee is composed entirely of independent members.

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Board has adopted a formal mandate for the Compensation Committee, which provides that the Compensation Committee is responsible for reviewing and approving the compensation of the directors and officers of the Company. The Compensation Committee also reviews and approves changes to the Company’s compensation policies and approves the hiring of executive management recruited from outside the Company.

Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Company has three other standing committees; Corporate Governance Committee, Strategic Planning Committee, and Disclosure Committee. The description of committee functions has been disclosed in the “Corporate Governance”, “Strategic Planning Committee”, and “Disclosure Committee” sections of the Information Circular.

Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

In 2014, the Corporate Governance Committee initiated an annual Board member “self-assessment” and feedback review process, the results of which are summarized and discussed amongst the Board.

In mid-2017, the Corporate Governance Committee supplemented this process with a monthly Corporate Governance Committee conference call wherein these assessments, among other matters, are assessed and thereafter reported to the Board. This process continues.

Director Term Limits and Other Mechanisms of Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

There is currently no formal term limit in place for members of the Board, however the Board is elected annually by the Shareholders. The Corporate Governance Committee is tasked with ensuring members of the Board are fit to serve as members of the Board, and to ensure members of the Board stay current on corporate governance trends.

There are no formal term limits in place for members of the board as given the uniqueness of the Company’s technology and markets organization knowledge is considered a key success factor of a success Board member. This approach is part of NXT’s commitment to ensure that the Board has the required range of skills, knowledge, experience and perspectives to provide the strategic direction and leadership necessary for NXT to achieve its business objectives.

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Content of Provision	Governance Practices of the Company
Policies Regarding the Representation of Women on the Board

Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

If an issuer has adopted a policy referred to in (i), disclose the following in respect of the policy: (A) a short summary of its objectives and key provisions,

(B) the measures taken to ensure that the policy has been effectively implemented, (C) annual and cumulative progress by the issuer in achieving the objectives of the policy, and (D) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

While the Board has not adopted a written policy relating to the identification and nomination of women directors, it embraces a broad concept of diversity that encompasses additional factors including age, race, personal attributes, skills, training, educational background and life experience. This allows the Board to identify and select new directors from the widest possible group of potential candidates in order to best serve the interests of NXT and its Shareholders. NXT believes identifying capable and diverse nominees for the Board is best achieved with this broad approach, instead of being constrained by quotas or specific targets. This approach is part of NXT’s commitment to ensure that the Board has the required range of skills, knowledge, experience and perspectives to provide the strategic direction and leadership necessary for NXT to achieve its business objectives.

Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

Although NXT does not specifically evaluate candidates based on the level of representation of women on the Board, it does consider candidates against an objective merit-based criteria which gives due regard to the value of varying perspectives. This allows NXT to ensure that the Board is inclusive of the different perspectives necessary to best serve the interests of NXT and its Shareholders, while avoiding an inflexible approach based on percentage of representation.

Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

NXT’s position with respect to the representation of women in executive officer positions is the same as its position with respect to the representation of women on the Board. NXT does not consider quotas or specific targets of representation in the hiring process, but instead promotes on a merit-based system that values diversity of skills, knowledge, experience and perspectives. This allows for the most capable candidates to be hired, while ensuring a wide variety of perspectives can be utilized to best serve the interests of NXT.

Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

(i)     For purposes of this Item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

(ii)    Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

(iii)   Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

(iv)   If the issuer has adopted a target referred to in either (ii) or (iii), disclose: (A) the target, and (B) the annual and cumulative progress of the issuer in achieving the target.

The Board has not adopted a target regarding women on the Board or in executive officer positions for the reasons set out above. The Board feels that adopting such a target could unduly restrict NXT’s ability to identify and select the most qualified people.

Number of Women on the Board and in Executive Officer Positions
(i) Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.	Currently 0 (0%) of NXT’s Board members are women.
(ii) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	Currently 0 (0%) of NXT’s executive officers are women.

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SCHEDULE "H"

AUDIT COMMITTEE CHARTER

INTRODUCTION

This charter (the “Charter”) has been adopted to govern the composition, mandate, responsibilities and authority of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of NXT Energy Solutions Inc. (the “Company”).

COMPOSITION AND PROCEDURES

1.

The Committee shall be appointed by the Board and shall be composed of three directors, with at least two of whom being “independent” as required by the Business Corporations Act (Alberta) (the “Act”).

2.	The Board will appoint the chair of the Committee.

3.

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

4.	Meetings of the Committee shall be conducted as follows:

(a)

the Committee shall meet, in person or by teleconference, at least four times annually at such times and locations as may be requested by the chair of the Committee. Notice of meetings to the members shall be the same as set out in the by-laws of the Company for meetings of the Board. The Auditors or any member of the Committee may request a meeting of the Committee; and

(b)	management representatives may be invited to attend meetings (except private sessions with the Auditors as defined below).

PRIMARY RESPONSIBILITIES OF THE COMMITTEE

The primary responsibilities of the Committee are:

1.	To recommend to the Board:

(a)

the external auditor (the “Auditors”) to be nominated for appointment by the Shareholders of the Company for the purpose of preparing or issuing the Auditor’s report or performing other audit, review or attest services for the Company; and

(b)	the compensation of the Auditors.

2.

To oversee the work of the Auditors in preparing or issuing the Auditor’s report on the Company’s annual consolidated financial statements or performing other audit, review or attest services for the Company including the resolution of disagreements between management of the Company and the Auditors regarding financial reporting.

3.

To pre-approve, as required by the Act and subject to the exemptions in the Act, all non-audit services to be provided to the Company by the Auditors. The Committee may, in accordance with the requirements of the Act, delegate to one or more members of the Committee the authority to pre-approve non-audit services to be provided by the Auditors, provided that all such pre-approvals of non-audit services shall be presented to the Committee at its first scheduled meeting following such pre-approval.

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4.	To review:

(a)

the Company’s unaudited quarterly consolidated financial statements for the first, second and third quarters of the Company’s fiscal year (“quarterly statements”) and the Company’s audited annual consolidated financial statements (“annual statements”);

(b)	the management’s discussion and analysis (“MD&A”) prepared in conjunction with the quarterly and annual statements; and

(c)	all press releases to be issued by the Company with respect to its annual and quarterly earnings and press releases on other material financial reporting matters.

5.

To satisfy itself that adequate procedures are adopted by the Company for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements other than the public disclosure referred to in section 4 above, and to regularly assess the adequacy of such procedures.

6.	To satisfy itself that adequate procedures are adopted and oversee the maintenance of procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(b)	the confidential anonymous submission by employees of the Company and its subsidiaries of concerns regarding questionable accounting or auditing matters.

7.

To review and approve the Company’s and its subsidiaries’ hiring policies regarding partners, employees and former partners and employees of the current and former Auditors of the Company and its subsidiaries.

AUTHORITY OF THE COMMITTEE

Subject to prior consultation with the Chief Executive Officer or the Chief Financial Officer (except in unusual circumstances), the Committee is authorized to:

1.	engage independent counsel and other advisors it determines necessary to carry out the Committee’s duties and responsibilities;

2.	set and require the Company to pay the compensation and charged expenses for any advisors engaged by the Committee; and

3.	communicate directly with any internal audit staff of the Company and its subsidiaries (if any) and the Auditors.

ADDITIONAL RESPONSIBILITIES AND DUTIES OF THE COMMITTEE

Auditors

1.	The Committee shall ensure that the Company requires and instructs the Auditors to report directly to the Committee; and

2.

The Committee is responsible for ensuring the independence of the Auditors. On an annual basis, the Committee shall obtain a formal written statement from the Auditors delineating all relationships between the Auditors and the Company and confirming the independence of the Auditors. This written statement shall be obtained in conjunction with the audit of the annual financial statements after each fiscal year end.

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Review of Annual Financial Statements

The Committee shall review the annual financial statements and related MD&A of the Company prior to their public release and shall report the results of its review to the Board and make recommendations to the Board with respect to Board approval of the financial statements and related MD&A. At the Committee meeting at which the Company’s annual financial statements are to be reviewed, the Committee shall meet, in person or by teleconference, with representatives of the Auditors and with the Company’s management to assess and understand the annual financial statements and the results of the audit including, but not limited to:

1.	that the Company’s system of internal controls and financial reporting systems are adequate to produce fair and complete disclosure of its financial results;

2.	that the Company’s reporting is complete and fairly presents its financial condition in accordance with generally accepted accounting principles;

3.	that accounting judgments and estimates used by management are reasonable and do not constitute earnings management;

4.	that risk management policies are in place to identify and reduce significant financial and business risks; and

5.	that the Company has in place a system to ensure compliance with applicable laws, regulations and policies.

Review of Quarterly Financial Statements

The Committee shall review the interim quarterly financial statements and related MD&A of the Company prior to their public release and shall report the results of its review to the Board and make recommendations to the Board with respect to Board approval of the quarterly statements and related MD&A unless the Board has delegated to the Committee the authority to approve the quarterly statements and related MD&A, in which case the Committee shall also approve the quarterly statements and related MD&A. The review by the Company shall be substantially completed prior to the issuance of a press release respecting the quarterly financial results. The Committee shall meet with the Company’s management to assess and understand the interim quarterly financial statements and to discuss the results of their preparation and review.

Other Responsibilities and Duties

1.	As part of the quarterly and annual reviews described above, the Committee will:

(a)	meet with management in the absence of the Auditors for the annual review;

(b)	meet with the Auditors in the absence of management for the annual review;

(c)

review with management and the Auditors any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting;

(d)	review with management and the Auditors any significant financial reporting issues discussed during the fiscal period and the method of resolution;

(e)

review any problems experienced by the Auditors in performing the annual audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(f)	obtain an explanation from management of all significant variances between comparative reporting periods;

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(g)	review the post-audit or management letter, containing the recommendations of the Auditors, and management’s response and subsequent follow up to matters raised by the Auditors;

(h)	review any evaluation of internal controls by the Auditors, together with management’s response; and

(i)	review and reassess the Charter for adequacy at least annually and make changes as it deems necessary.

2.	In addition to the quarterly and annual reviews, the Committee will:

(a)	prior to the commencement of each annual audit, meet with the Auditors to review the Auditors’ audit plan for the ensuing audit;

(b)	review with management and the Auditors all material accounting and financial issues affecting the Company not dealt with in annual and quarterly reviews; and

(c)	review annually and recommend changes to the Company’s Code of Conduct & Business Ethics.

3.	The Committee shall perform such other duties as may be required by the Board or as may be delegated to the Committee by the Board.

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SCHEDULE "I"

BOARD MANDATE

PURPOSE

The principal role of the board of directors (the “Board”) of NXT Energy Solutions Inc. (the “Company”) is stewardship of the Company through the creation of shareholder value, including the protection and enhancement of the value of its assets, as the fundamental objective. The stewardship responsibility means that the Board oversees the conduct of the business and management, which is responsible for the day-to-day conduct of the business. The Board must assess and ensure systems are in place to manage the risks of the Company’s business with the objective of preserving the Company’s assets. The Board, through the Chief Executive Officer (“CEO”), sets the attitude and disposition of the Company towards compliance with applicable laws, environmental, safety and health policies, financial practices and reporting. In addition to its primary accountability to shareholders, the Board is also accountable to employees, government authorities, other stakeholders and the public.

PRIMARY RESPONSIBILITIES

The principal responsibilities of the Board, which are required to ensure the overall stewardship of the Company are as follows:

1.

the Board must ensure that there are long-term goals in place and must adopt a strategic planning process. The CEO, with the approval of the Board, must establish long-term goals for the Company. The CEO formulates the Company’s strategy, policies and proposed actions and presents them to the Board for approval. The Board brings objectivity and judgment to this process. The Board ultimately approves, on an annual basis, the strategic plan which takes into account, among other things, the opportunities and risks of the Company’s business;

2.

the Board must identify and have an understanding of the principal risks associated with the Company’s businesses and must ensure that appropriate systems are in place which effectively monitor and manage those risks;

3.

the Board must ensure that processes are in place to enable it to monitor and measure management’s, and in particular the CEO’s, performance in achieving the Company’s stated objectives. These processes should include appropriate training, development and succession planning of management;

4.

to the extent feasible, the Board shall satisfy itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Company;

5.

the Board must ensure that the necessary internal controls and management systems are in place that effectively monitor the Company’s operations and ensure compliance with applicable laws, regulations and policies;

6.	the Board must monitor compliance with the Company’s Code of Business Conduct and Ethics; and

7.

the Board must ensure the Company has adopted a communication policy which effectively communicates with and receives feedback from shareholders. The Board must also ensure that the Company has appropriate processes in place to effectively communicate with employees, government authorities, other stakeholders and the public.

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NON-DELEGABLE RESPONSIBILITIES

Pursuant to the Business Corporations Act (Alberta) (the “Act”), certain matters are considered to be of such importance, so as to warrant the attention of all Directors and, accordingly, the Act prescribes that the following matters either cannot be delegated or may only be delegated in a qualified or partial manner:

•	the submission of items to shareholders for their approval;

•	the filling of a vacancy among the directors or in the office of auditor;

•	the appointment of additional directors; the issue of securities;

•	the declaration of dividend;

•	the purchase, redemption or other acquisition of the Company’s own shares;

•	the payment of certain commissions prescribed by the Act;

•	the approval of a management proxy circular;

•	the approval of annual financial statements; and

•	the adoption, amendment or repeal of by-laws.

CUSTOMARY BOARD MATTERS

The following typifies matters customarily considered by the Board in fulfilling its responsibility for stewardship of the Company. The Board may determine it appropriate to delegate certain of these matters to committees of the Board:

•	the appointment of officers, other than executive officers;

•

adopting a process to consider the competencies and skills the Board, as a whole, should possess and assess the competencies and skills of each Board member and consider the appropriate size of the Board, with a view to facilitating effective decision-making;

•	determining the remuneration of directors and auditors;

•	reviewing and recommending to shareholders, changes to capital structure;

•	approving the Company’s long-term strategy and the annual capital expenditure plan of the Company and its subsidiaries and where appropriate any supplementary capital plan;

•	approving banking, borrowing and investment policies;

•	determining dividend policy;

•	developing the Company’s approach to corporate governance including, without limitation, developing a set of corporate governance principles and guidelines;

•	approving the holding, location and date of meetings of shareholders;

•	appointment of members to committees of the Board and approving terms of reference for and the matters to be delegated to such committees;

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•	granting any waivers from the Company’s Code of Business Conduct and Ethics for the benefit of the Company’s directors or executive officers;

•

granting and delegating authority to designated officers and employees including the authority to commit capital, open bank accounts, sign bank requisitions and sign contracts, documents and instruments in writing;

•	determining the number of directors and recommending nominees for election by the shareholders;

•	approving amendments to the Company’s existing plans: Stock Option Plan, employee benefits plans, or such other plans as the Company approves from time to time;

•	approving the acquisition or disposition or certain corporate assets; and

•	appointing the Company’s transfer agents and registrars.

BOARD COMMITTEES

The Board has the authority to appoint a committee or committees of the Board and may delegate powers to such committees (with the exceptions prescribed by the Act). The matters to be delegated to committees of the Board and the constitution of such committees are assessed annually or more frequently as circumstances require. The following committees have been constituted:

1.	the Audit Committee, to deal with financial reporting and control systems;

2.	the Compensation Committee, to deal with the assessment of management and succession to key positions and compensation within the Company;

3.	the Disclosure Committee, to deal with the Company’s approach to disclosure and the promotion of compliance; and

4.	the Corporate Governance Committee, to deal with the Company’s approach to corporate governance and the promotion of compliance.

5.	The Strategic Planning Committee, to set out the long-term goals of the Company and to take an active role in the development and execution of plans to achieve those goals.

COMPOSITION & PROCEDURE

The Board of Directors is elected annually by shareholders. The number of directors to be elected at shareholders meetings is fixed by the by-laws. While the election of directors is ultimately determined by the shareholders, it is the policy of the Board that a majority of the Directors be independent (as defined under applicable stock exchange rules and securities laws).

The Chairman of the Board presides as Chair at all meetings of the Board and shareholders of the Company. The Corporate Secretary or the Recording Secretary attends all meetings of the Board and shareholders and records the proceedings thereof. The Corporate Secretary prepares and keeps minutes and records of all meetings of the Board.

Meetings of the Board, including telephone conference meetings, are to be held at such time and place as the Chairman of the Board, or any two directors, may determine. Notice of meetings shall be given to each director in accordance with the by-laws. Meetings of the Board may be held without formal notice if all of the Directors are present and do not object to notice not having been given, or if those absent waive notice in any manner before or after the meeting.

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Notice of meeting may be delivered personally, given by mail, facsimile or other electronic means of communication.

Each Board member is expected to attend Board meetings and meetings of committees of which he or she is a member and to become familiar with deliberations and decisions as soon as possible after any missed meetings. In that regard, members of the Board are expected to prepare for Board (and committee) meetings by reviewing meeting materials distributed to members of the Board, to the extent feasible, in advance of such meetings. Matters of a confidential or sensitive nature may be discussed at Board (or committee) meeting without advance distribution of meeting materials to members of the Board. It is expected that members of the Board will actively participate in determining and setting the long and short-term goals and interests of the Company.

In recognition of its independence, the Board shall regularly hold discussions without management present.

A resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the directors is as valid as if it had been passed at a meeting of the directors. A copy of any such resolution in writing is kept with the minutes of the proceedings of the directors.

At meetings of the Board, any matter requiring a resolution of the directors is decided by a majority of the votes cast on the question; and in the case of an equality of votes, the Chair of the meeting is entitled to a second or casting vote.

The Board shall ensure that there is a process in place for annually evaluating the effectiveness of the Board, the committees of the Board and individual directors.

COMPENSATION

No Director, unless he or she is an officer of the Company, should receive remuneration from the Company other than compensation received in his or her capacity as a director.

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SCHEDULE "J"

EMPLOYEE SHARE PURCHASE PLAN

1	Purpose

The Company has established the Employee Share Purchase Plan as an integral part of the Company’s employee incentive program, which provides an opportunity for employees to increase their ownership in the Company, participate in its growth and accumulate RRSP and TFSA savings through automatic payroll deductions.

2	Definitions

2.1	In this Plan, unless the context otherwise requires:

(a)	“Administration Agreement” means an Administration Agreement entered into between the Company and the Administrative Agent pursuant to which the Plan will be administered;

(b)	“Administrative Agent” means such trust company as may from time to time be appointed by the Board and with whom the Company enters into an Administration Agreement with respect thereto;

(c)

“Administrative Fees” means the administrative fees (plus applicable taxes) charged to a Participant by the Administrative Agent, including fees for the establishment and/or maintenance of that Participant’s Personal Account, and for withdrawing, selling or transferring Common Shares from or within that Participant’s Personal Account;

(d)	“Board” means the Board of Directors of the Company;

(e)	“Common Shares” means the common shares in the capital of the Company;

(f)	“Company” means NXT Energy Solutions Inc. and its successor(s) and assign(s);

(g)

“Contribution Period” means the period starting on the first day of a payroll cycle and ending on the last day of a payroll cycle applicable to a given Participant, as may be established and amended by the Company from time to time;

(h)

“Designated Common Shares” means those Common Shares which have been purchased by, or were issued by the Company from treasury to, the Administrative Agent from or in respect of (as applicable) Employer Contributions and Employer Bonus Contributions and which have been held for a period of less than six months, determined from the date of the Employer Contribution or Employer Bonus Contribution;

(i)

“Earnings” means the gross monthly base salary/wage received by an Employee, but does not include any Employer Contributions, Employer Bonus Contributions, bonus (whether in cash or Common Shares of the Company), overtime, shift differential, share incentive rights or other special compensation;

(j)	“Employee” means:

(i)

a regular full-time or part-time employee of the Company, including an officer of the Company, who is a Canadian resident or Canadian citizen and may, at the discretion of the Company, include a temporary employee or an employee who is on leave of absence, but does not include a probationary employee or a director of the Company unless that director is also a regular full-time or part- time employee of the Company; and

(ii)	notwithstanding anything contained in Section 1.1(j)(i), any other person designated as an Employee by the Board;

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(k)	“Employee Contribution” means a percentage of a Participant’s Earnings contributed to the Plan by a Participant;

(l)

“Employee Contribution Limit” means a percentage maximum of Participant’s Earnings which may be contributed as an Employee Contribution, as set out in Schedule “A” attached hereto, as established and amended by the Board from time to time;

(m)

“Employer Bonus Contribution” means a cash contribution made, or Common Shares issued from treasury in satisfaction thereof in accordance with the terms hereof, by the Company on behalf of a Participant pursuant to the Plan, in an amount set out in Schedule “A” attached hereto, as established and amended by the Board from time to time;

(n)

“Employer Contribution” means a cash contribution made, or Common Shares issued from treasury in satisfaction thereof in accordance with the terms hereof, by the Company on behalf of a Participant pursuant to the Plan, in an amount set out in Schedule “A” attached hereto, as established and amended by the Board from time to time;

(o)

“Excess Contribution” means a percentage of a Participant’s Earnings over and above a Participant’s Employee Contributions which shall not be matched by any Employer Contributions or Employer Bonus Contributions and which shall not, together with a Participant’s Employee Contributions, exceed the Participant’s annual RRSP or TFSA contribution limit, as applicable, excluding any carry-forward amounts, as may be prescribed from time to time;

(p)

“Excess Contribution Limit” means a percentage of a Participant’s Earnings which may be contributed as an Excess Contribution, as set out in Schedule “A” attached hereto, as established and amended by the Board from time to time;

(q)

“Exchange” means the Toronto Stock Exchange or, if the Common Shares are not listed on the Toronto Stock Exchange, such other stock exchange on which the Common Shares are then listed and posted for trading from time to time;

(r)	“Insider” has the same meaning as set forth in the Company Manual of the Exchange;

(s)	“Market Price”, in respect of all Employee Contributions, Employer Contributions, Employer Bonus Contributions and Excess Contributions for a Contribution Period, means:

(i)

where (A) all Common Shares are purchased through normal market facilities; or (B) a portion of Common Shares are purchased through normal market facilities and a portion are issued from treasury, the volume weighted average purchase price of Common Shares purchased by the Administrative Agent through normal market facilities for such Contribution Period; or

(ii)

where all Common Shares are issued from treasury for such Contribution Period, the volume weighted average trading price of the Common Shares on the Exchange on the five trading days preceding the treasury issuance date;

(t)	“Net Proceeds” means the proceeds from the sale of Common Shares less applicable Administrative Fees and any amounts required to be withheld on account of taxes;

(u)	“Non-Designated Common Shares” means

(i)	those Common Shares purchased by the Administrative Agent from Employee Contributions; and

(ii)

those Common Shares purchased by, or issued by the Company from treasury to, the Administrative Agent from, or in respect of (as applicable) Employer Contributions and Employer Bonus Contributions and which, in both cases, have been held for a period of six months or longer; and

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(iii)	those Common Shares which have been purchased by the Administrative Agent from the following:

(A)	cash dividends paid on Common Shares purchased with Employee Contributions, Excess Contributions, Employer Contributions and Employer Bonus Contributions of a Participant; and

(B)	cash dividends paid on Common Shares issued by the Company from treasury in respect of Employer Contributions and Employer Bonus Contributions of a Participant;

(v)	“Participant” means an Employee who has enrolled in the Plan in accordance with the provisions thereof;

(w)

“Penalty Period” means the six consecutive months immediately following the withdrawal of any Designated Common Shares during which time a Participant cannot receive Employer Contributions or Employer Bonus Contributions;

(x)

“Personal Accounts” means the accounts maintained for record keeping purposes by the Administrative Agent in regard to each Participant for their respective Employee Contributions, Employer Contributions, Employer Bonus Contributions and Excess Contributions;

(y)	“Plan” means the Employee Share Purchase Plan of the Company set out herein;

(z)	“President and Chief Executive Officer” means the President and Chief Executive Officer of the Company;

(aa)

“Purchase Date” means, in respect to Employee Contributions, Employer Contributions, Employer Bonus Contributions or Excess Contributions delivered to the Administrative Agent, the date on which the Administrative Agent purchases Common Shares or receives Common Shares issued from treasury, as applicable, to satisfy all such contributions received during the preceding Contribution Period;

(bb)

“RRSP” means that portion of the Personal Account which qualifies as a Registered Retirement Savings Plan or a Group Registered Retirement Savings Plan established under the Tax Act and under which the annuitant is the Participant or the spouse of the Participant, as selected by the Participant upon his or her election to participate in the Plan; and

(cc)	“Tax Act” means the Income Tax Act (Canada), as amended from time to time, and the rules and regulations promulgated thereunder;

(dd)	“TFSA” means that portion of the Personal Account which qualifies as a Tax Free Savings Account established under the Tax Act and under which the holder is the Participant.

2.2

Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing a male person include a female person and a corporation and other bodies corporate.

3	Eligibility

3.1

Any Employee, unless excluded from participation in the Plan by the Board or by the President and Chief Executive Officer, may become a Participant at any time by enrolling in the Plan as specified in Section 4 and may continue as a Participant unless suspended or excluded in accordance with the terms of this Plan.

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4	Enrolment in the Plan

4.1

To enrol as a Participant in the Plan, an Employee must, subject to Section 22, at least 14 days before the day on which the Employee Contributions are to begin, complete and submit to the Company the prescribed enrolment form set forth in Schedule “B”:

(a)

authorizing the Company to deduct from the Employee’s Earnings the amount designated by the Employee in accordance with Section 5.1 until such authorization shall be revised, revoked, suspended or terminated in accordance with the terms of the Plan; and

(b)	agreeing to the terms and conditions of the Plan.

4.2

All funds and Common Shares held by the Administrative Agent pursuant to the Plan are held for the account of each Participant. A Participant shall be the beneficial owner of all Common Shares purchased or issued from treasury on his or her behalf and shall be entitled to receive dividends (if any) in respect to those Common Shares and to vote those Common Shares at any meeting of the holders of the Common Shares through the Administrative Agent in accordance with Section 9.

4.3

A Participant may elect to hold all or part of the Common Shares acquired with Employee Contributions, Employer Contributions, Employer Bonus Contributions or Excess Contributions pursuant to the Plan in an RRSP or TFSA, as applicable, by filing with the Administrative Agent a completed application for an RRSP or TFSA, as applicable, from time to time, and indicating the portion of such contributions allocated to the RRSP or TFSA, as applicable. In the event that a Participant should wish to transfer (i) any Common Shares received pursuant to the Plan to an RRSP or TFSA within the Personal Account or (ii) any Non-Designated Common Shares received pursuant to the Plan into another RRSP or TFSA, he or she may do so by authorizing the Administrative Agent to transfer the specified number of Common Shares into such RRSP or TFSA and deduct the applicable Administrative Fees. It is the Participant’s sole responsibility to ensure that his or her RRSP or TFSA contributions, as applicable, including Employer Contributions and Employer Bonus Contributions made on his or her behalf, do not, in conjunction with other RRSP or TFSA contributions of that Participant, exceed the maximum RRSP or TFSA contribution of that Participant or that Participant’s spouse, as applicable, as prescribed under the Tax Act from time to time.

5	Employee Contributions

5.1

A Participant shall make Employee Contributions to the Plan as specified by the Participant of a minimum of 1% of the Participant’s Earnings to a maximum of his or her Employee Contribution Limit. The Company shall deduct from each of the Participant’s Earnings the aggregate amount represented by the percentage of the Participant’s Earnings specified by the Participant as that Participant’s Employee Contribution.

5.2

Subject to Section 22, a Participant may change the amount of his or her Employee Contributions, or voluntarily suspend or cancel a voluntary suspension of his or her Employee Contributions, by giving notice of the change, suspension or suspension cancellation to the Company and the Administrative Agent substantially in the form set forth in Schedule “C” at least 14 days before the date on which the change, suspension, or suspension cancellation is to take effect; provided, however, that a Participant shall not be entitled to change or suspend his or her Employee Contributions more than once every six months. Written notice of the change shall be effective as of the next Contribution Period following the delivery of the notice.

5.3

Employee Contributions not made during a period of suspension cannot be accumulated and carried forward for later payment within a calendar year. During a period of suspension, a Participant shall continue to be a member of the Plan for all purposes other than the making of Employee Contributions or Excess Contributions until that Participant withdraws pursuant to Section 11 or terminates his or her participation pursuant to Section 12.

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5.4

Subject to the other provisions of this Plan, Participants may make Excess Contributions to a maximum of his or her Excess Contribution Limit. The Company shall deduct for deposit under the Plan from each Participant’s Earnings the aggregate amount represented by the percentage of the Participant’s Earnings specified by the Participant as that Participant’s Excess Contribution. It is the Participant’s sole responsibility to ensure that his or her RRSP and TFSA contributions or spousal RRSP contributions, as the case may be, including Employer Contributions and Employer Bonus Contributions made on his or her behalf, do not, in conjunction with other RRSP and TFSA contributions of that Participant or that Participant’s spouse, as applicable, exceed the maximum RRSP and TFSA contribution of that Participant or that Participant’s spouse, as applicable, as prescribed under the Tax Act from time to time.

6	Employer Contributions

6.1	The Company will make Employer Contributions and Employer Bonus Contributions to the Plan as follows:

(a)

where a Participant has made an Employee Contribution, and provided the Participant is not then in a Penalty Period, the Company shall make an Employer Contribution to the Plan for the benefit of that Participant;

(b)

during the first 12 months following enrollment in the Plan, where a Participant has made an Employee Contribution, and provided the Participant is not then in a Penalty Period, the Company shall make an Employer Bonus Contribution to the Plan for the benefit of that Participant; and

(c)

notwithstanding subsections (a) and (b), and in addition to any Employer Contributions or Employer Bonus Contributions granted thereunder, the Board may specifically resolve to make discretionary contributions, in either cash or through the issuance of Common Shares from treasury in satisfaction thereof, to any Participant or group of Participants, in such amounts as the Board may determine in its discretion and such discretionary contributions shall be credited to the same Personal Account as the Participant’s or group of Participants’ Employer Contributions and Employer Bonus Contributions are credited.

6.2	Employer Contributions and Employer Bonus Contributions shall be made at the following times:

(a)	Employer Contributions referred to in subsection 6.1(a) shall be made at the same time as the Employee Contribution;

(b)	Employer Bonus Contributions referred to in subsection 6.1(b)shall be made at the same time as the Employee Contribution; and

(c)	discretionary contributions of the type referred to in subsection 6.1(c) may be made at any time in the Board’s discretion.

6.3

Where directed in writing by the Board, the Company may at its option elect to satisfy cash Employer Contributions and Employer Bonus Contributions by issuing Common Shares from treasury to the Administrative Agent on behalf of a Participant in satisfaction of such Employer Contributions and Employer Bonus Contributions, such number of Common Shares to be equal to the value of the relevant Employer Contribution or Employer Bonus Contribution, as the case may be, divided by the Market Price. Common Shares issued from treasury in satisfaction of Employer Contributions and Employer Bonus Contributions pursuant to this Section 6.3 shall be deemed to be Employer Contributions and Employer Bonus Contributions.

6.4	Employer Contributions and Employer Bonus Contributions shall be credited to the same Personal Account as the Employee Contribution to which it relates.

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7	Personal Accounts

7.1	The Administrative Agent shall establish a Personal Account for each Participant and shall record in each Personal Account:

(a)	the number of Common Shares purchased for that Personal Account with Employee Contributions and Excess Contributions;

(b)	the number of Common Shares purchased with, or issued from treasury in satisfaction of, Employer Contributions and Employer Bonus Contributions for that Personal Account;

(c)	the number of Designated Common Shares and Non-Designated Common Shares held in such Personal Account;

(d)	all dividends received on Common Shares held in such Personal Account; and

(e)	any Administrative Fees or other expenses allocated to such Personal Account.

8	Investment of Funds and Acquisition of Common Shares

8.1

On or before the last day of each Contribution Period, the Company shall deposit with the Administrative Agent the amount of all Employee Contributions, Employer Contributions, Employer Bonus Contributions and Excess Contributions for that Contribution Period, and shall advise the Administrative Agent of the Employee Contributions and Excess Contributions received from each Participant and the amount of Employer Contributions and Employer Bonus Contributions (or the number of Common Shares issued from treasury in satisfaction thereof) made on behalf of each Participant.

8.2

Upon receipt of the funds or Common Shares issued from treasury in satisfaction of Employer Contributions and Employer Bonus Contributions and the information outlined in Section 8.1, the Administrative Agent shall record in each Participant’s Personal Account the amount of that Participant’s Employee Contributions, Excess Contributions and the amount of any Employer Contributions and Employer Bonus Contributions (or the number of Common Shares issued from treasury in lieu thereof) made on behalf of that Participant.

8.3

Unless otherwise directed in writing by the Board in accordance with Section 8.3(a) and subject to Section 8.7, the Administrative Agent shall use all funds received by it from Employee Contributions, Excess Contributions, Employer Contributions and Employer Bonus Contributions (in each case, that are made in cash), as well as any cash dividends paid on the Common Shares held of record by the Administrative Agent for and on behalf of the Participant, to purchase as directed by the Company, Common Shares purchased through normal market facilities.

(a)

Notwithstanding Section 8.3, where directed in writing by the Board, the Administrative Agent shall use all funds received by it from all or any combination of Employee Contributions, Excess Contributions, Employer Contributions and Employer Bonus Contributions (in each case, that are made in cash), as applicable, as well as any cash dividends paid on the Common Shares held of record by the Administrative Agent for and on behalf of a Participant to purchase as directed by the Company all, or such designated portion of, Common Shares under the Plan from the Company at the Market Price, or in respect thereof, to receive Common Shares issued from treasury at the Market Price pursuant to Section 6.3. The Board shall from time to time authorize the issuance of Common Shares at the Market Price to the Administrative Agent. Each such authorization shall specify the number of Common Shares to be issued pursuant to the Plan and shall authorize the allotment and issuance of such Common Shares at the Market Price as fully paid and non-assessable Common Shares.

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(b)

Notwithstanding Section 8.3(a), in the event the Company is at any time prohibited, under applicable corporate or securities laws or the order, rule or directive of any securities commission, stock exchange or other regulatory authority or court of competent jurisdiction, from issuing its Common Shares to the Administrative Agent, the Administrative Agent shall, upon reviewing the written directions of the Board, acquire Common Shares in accordance with the provisions of Section 8.3 for the purposes of the Plan.

(c)

The number of Common Shares reserved for issuance from time to time pursuant to the Plan and all other security-based compensation arrangements of the Company be equal to 10% of the aggregate number of the issued and outstanding Common Shares, calculated on an undiluted basis, and further provided that:

(i)

the maximum number of Common Shares that may be reserved for issuance to Insiders under this Plan together with any of the Company’s other equity compensation plans shall not exceed 10% of the issued and outstanding Common Shares, calculated on an undiluted basis from time to time;

(ii)

the maximum number of Common Shares issued to Insiders within any one-year period under this Plan together with any of the Company’s other equity compensation plans shall not exceed 10% of the issued and outstanding Common Shares, calculated on an undiluted basis; and

(iii)

the maximum number of Common Shares issued to any one Insider (and such Insider’s associates) within a one-year period under this Plan together any of the Company’s other equity compensation plans shall not exceed 5% of the issued and outstanding Common Shares.

The Board may, subject to approval of the Exchange or such other exchange on which the Common Shares are listed and all other necessary regulatory and shareholder approvals, increase the maximum number of Common Shares issuable pursuant to the Plan.

8.4

Subject to Section 8.6, the Administrative Agent shall purchase or receive on behalf of Participants on each Purchase Date, or as soon thereafter as reasonably possible, such number of Common Shares as will satisfy all Employee Contributions, Excess Contributions, Employer Contributions and Employer Bonus Contributions that are made in cash received for the preceding Contribution Period from all Participants under the Plan. Each Participant shall thereupon have an interest in the Common Shares purchased or received by the Administrative Agent in proportion to his or her Employee Contributions and Excess Contributions and the Employer Contributions and Employer Bonus Contributions made on his or her behalf during the preceding Contribution Period.

8.5

Subject to Section 8.6, following the end of a Contribution Period, the Administrative Agent shall allocate the Common Shares purchased or received during that Contribution Period on behalf of the Participants, on a full or fractional Common Share basis, as appropriate, to the Personal Account of each Participant in proportion to the Employee Contributions, Excess Contributions, Employer Contributions and Employer Bonus Contributions made on behalf of that Participant. Except where the Administrative Agent is unable to purchase a sufficient number of Common Shares pursuant to Section 8.3, the Administrative Agent shall ensure that the amount of all Employee Contributions, Excess Contributions, Employer Contributions, Employer Bonus Contributions and cash dividends are converted to full or fractional Common Shares.

8.6

If, for any reason, the Administrative Agent is unable to purchase a sufficient number of Common Shares pursuant to Section 8.3 on a Purchase Date to satisfy all Employee Contributions, Excess Contributions, Employer Contributions and Employer Bonus Contributions (in each case, that are made in cash) for the preceding Contribution Period, the Administrative Agent shall purchase Common Shares, as they become available, until such time as a sufficient number of Common Shares have been purchased to satisfy all such Employee Contributions, Excess Contributions, Employer Contributions and Employer Bonus Contributions (in each case, that are made in cash) for such Contribution Period. In such circumstances, the Common Shares purchased by the Administrative Agent shall be allocated to each respective Participant’s Personal Account in such a manner that all such Common Shares are allocated at the same price.

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8.7

Brokerage commissions, transfer taxes and other charges or expenses associated with the purchase and sale of Common Shares (other than the Administrative Fees, which shall be to the account of the Participant) will be paid by the Company.

9	Registration and Voting

9.1

Common Shares purchased or received by the Administrative Agent under this Plan shall be registered in the name of the Administrative Agent or such other name or in the name of such financial intermediary on behalf of the Administrative Agent as the Company determines.

9.2	Whole Common Shares allocated to a Participant’s Personal Account will be voted by the Administrative Agent in accordance with the directions, if any, of the Participant.

9.3

A Participant who has enrolled in the Plan is deemed to have consented to the electronic delivery of proxy-related materials (including the notice of meeting, management information circular, annual financial statements and management discussion and analysis, as applicable) to the email address of the Participant maintained on the internal email system of the Company.

10	Withdrawals While a Participant

10.1	A Participant may make withdrawals of Common Shares from his or her Personal Account only as set out in this Section.

10.2

Subject to Section 22, a Participant may, upon notice to the Administrative Agent in accordance with Section 10.3 and subject to payment of the applicable Administrative Fees, request that all or a portion of the Common Shares in that Participant’s Personal Account be withdrawn and issued in his or her name, transferred and issued in his or her name or be sold and the Net Proceeds distributed to the Participant or, where the Participant holds Common Shares in an RRSP or TFSA, that all or a portion of the Common Shares in that Participant’s RRSP or TFSA or that Participant’s spousal RRSP, as applicable, be transferred to, or be sold and the Net Proceeds transferred to another RRSP or TFSA in the Participant’s name or the Participant’s spouse’s name, as the case may be, to the extent permitted by law. Any fractional Common Shares credited to the Participant’s Personal Account shall be disregarded on any sale or transfer and the Participant shall be entitled to receive the cash equivalent thereof.

10.3

A Participant shall give notice of any withdrawal, sale or transfer of Common Shares pursuant to Section 10.2 to the Company and the Administrative Agent substantially in the form set forth in Schedule “C”. The notice shall specify such information as the Company and the Administrative Agent may require.

10.4

In the case of a sale of Common Shares pursuant to this Section 10, the Administrative Agent shall sell the number of Shares specified in the notice and deliver the Net Proceeds from such sale to the Participant or as directed by the Participant the business day after receiving notice from that Participant in accordance with Sections 10.2 and 10.3. In the case of a transfer of Common Shares pursuant to this Section 10, the Administrative Agent shall transfer the specified number of Common Shares as directed by the Participant, subject to payment of the applicable Administrative Fees by the Participant, as soon as reasonably practical after receiving notice from that Participant in accordance with Sections 10.2 and 10.3.

11	Deemed Termination of Participation

11.1

A Participant’s entitlement to make further Employee Contributions and Excess Contributions and to receive Employer Contributions and Employer Bonus Contributions in respect thereof shall terminate immediately if:

(a)	the Participant becomes totally and permanently disabled;

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(b)	the Participant ceases to be an Employee, including by way of:

(i)	resignation;

(ii)	retirement; or

(iii)	termination; or

(c)	the Participant dies.

11.2

A Participant whose entitlement to participate in the Plan has been terminated as provided in Section 11.1 or his or her heirs, executor(s) or administrator(s), as the case may be, may elect to deal with the Common Shares in the Participant’s Personal Account by providing notification to the Company and the Administrative Agent within 90 days after termination of the Participant’s entitlement to participate in the Plan requesting that:

(a)	all Common Shares in his or her Personal Account be transferred and issued in his or her name or as directed;

(b)	all Common Shares in his or her Personal Account be sold and the Net Proceeds distributed to the Participant; or

(c)

if the Participant’s Common Shares are held in an RRSP or TFSA or a spousal RRSP, all such Common Shares be transferred to another RRSP or TFSA in the Participant’s name or in the Participant’s spouse’s name, as the case may be, to the extent permitted by law.

In all cases, the Participant, or his executor(s) or administrator(s), as the case may be, shall be responsible for paying all applicable Administrative Fees associated with such sales or transfers.

11.3

If no notice is filed within 90 days after the termination of a Participant’s participation in the Plan, the Participant, or his or her executor(s) or administrator(s) as the case may be, shall be deemed to have elected to have all the Common Shares in his or her Personal Account sold and the Net Proceeds distributed to the Participant, or his or her estate as the case may be, at the last known address on the files of the Administrative Agent.

11.4

Notwithstanding the provisions of Sections 11.1(c), 11.2 or 11.3, where a Participant dies and such Participant’s Common Shares are held in an RRSP or TFSA, the Participant’s Common Shares shall be handled in accordance with the provisions of the Plan and in accordance with the provisions applicable to any RRSP or TFSA in which the Common Shares are held.

12	Termination by a Participant

12.1

Subject to Section 22, any Participant may terminate his or her participation in the Plan upon 14 days prior notice to the Company and the Administrative Agent substantially in the form set forth in Schedule “C”, requesting that:

(a)	all Common Shares in his or her Personal Account be transferred and issued in his or her name or as directed;

(b)	all Common Shares in his or her Personal Account be sold and the Net Proceeds distributed to the Participant; or

(c)

if the Participant’s Common Shares are held in an RRSP or TFSA or a spousal RRSP , all such Common Shares be transferred to another RRSP or TFSA in the Participant’s name or the Participant’s spouse, as the case may be, to the extent permitted by law.

Thereupon, all Employee Contributions and Excess Contributions by such terminating Participant and Employer Contributions and Employer Bonus Contributions shall cease from the next pay cheque following receipt of the notice by the Company. The Administrative Agent shall make the necessary arrangements as directed within 30 days of receipt of any notice of termination. In all instances, the Participant shall receive the cash equivalent for any fractional Common Shares credited to his or her Personal Account based upon the closing price of the Common Shares on the Exchange on the date of transfer. The Participant shall be responsible for paying the applicable Administrative Fees associated with all sales and transfers.

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12.2

If, at the end of any calendar year, any Participant has not made an Employee Contribution or an Excess Contribution to his or her Personal Account during such calendar year, the Company shall have the option to give written notice terminating that Participant’s participation in the Plan and withdraw, subject to Section 15, all of his or her Personal Account in the manner set forth in Section 12.1 in cash or Common Shares. If no election under Section 12.1 is made by the Participant within a period of 90 days after notice from the Company, the Participant shall be deemed to have elected to receive the cash value of his or her Personal Account and the Administrative Agent shall sell that Participant’s Common Shares and forward a cheque for the Net Proceeds to the Participant or his or her estate, as applicable.

12.3

Any Participant who has terminated his or her participation in the Plan or is deemed to have terminated his or her participation in the Plan shall not be permitted to enrol and become a Participant in the Plan or entitled to make Employee Contributions again until a period of six months has elapsed since his or her termination or deemed termination, unless the Company agrees in writing to waive this waiting period.

13	Employer Suspensions

13.1

Any Participant who sells, or otherwise withdraws or transfers out, any Designated Common Shares (while such Common Shares are Designated Common Shares) shall not be entitled to receive Employer Contributions and Employer Bonus Contributions pursuant to the Plan commencing on the Purchase Date next following the sale or withdrawal of any Designated Common Shares and for a period of six months thereafter.

13.2

Where a Participant continues to be an Employee but is not in receipt of Earnings from the Company, that Participant’s entitlement to make further Employee Contributions and Excess Contributions and to receive Employer Contributions and Employer Bonus Contributions shall be suspended effective as of the Contribution Period immediately following the month in which the Employee was not in receipt of Earnings. Such Employee’s entitlement to participate in the Plan shall be reinstated effective as of the first Contribution Period immediately following the month in which the Employee resumed receiving Earnings from the Company.

14	Prohibition of Assignment of Interest

14.1

All rights of participation in the Plan are personal to the Participant and no assignment or transfer of any interest in the Common Shares held by the Administrative Agent under the Plan will be permitted or recognized other than in respect of a withdrawal from the Plan in accordance with Section 10 or termination in respect of a withdrawal from the Plan in accordance with Section 11 or Section 12.

15	Taxes

15.1

The Participant shall be responsible for paying all income and other taxes of any nature applicable to Employer Contributions and Employer Bonus Contributions and to transactions involving the Common Shares held by the Administrative Agent on his or her behalf including, without limitation, any taxes payable on:

(a)	Employer Contributions and Employer Bonus Contributions made and expenses incurred on behalf of a Participant;

(b)	the transfer of such Common Shares to the Participant or a person designated by the Participant;

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(c)	the sale or other disposition of such Common Shares of a Participant;

(d)	the withdrawal of such Common Shares from an RRSP or TFSA;

(e)	over contributions to an RRSP or TFSA;

(f)	the transfer of such Common Shares to an RRSP or TFSA in the name of the Participant or an RRSP in the name of the Participant’s spouse in the case of a spousal RRSP or withdrawal therefrom; and

(g)	dividends paid on such Common Shares.

15.2

The Administrative Agent is authorized to deduct from any amounts payable to a Participant following a sale of that Participant’s Common Shares any amounts which are required to be withheld on account of taxes.

16	Vesting

16.1

All Common Shares acquired with Employee Contributions, Excess Contributions, Employer Contributions and Employer Bonus Contributions of, or on behalf of, a Participant and all of the dividends from such Common Shares, including any dividends from any additional Common Shares purchased with the dividends from such Common Shares, shall at all times be vested in such Participant.

17	Offer for Common Shares

17.1

In the event that, at any time, a bona fide offer to purchase is made to all holders of Common Shares, notice of such offer shall be given by the Administrative Agent to each Participant to enable a Participant to tender his or her Common Shares should he or she so desire.

18	Subdivision, Consolidation, Conversion or Reclassification

18.1

In the event that the Common Shares are subdivided, consolidated, converted or reclassified, or any action of a similar nature affecting such Common Shares shall be taken, then, subject to the prior approval of the Exchange, if required, the Common Shares held by the Administrative Agent for the benefit of the Participants shall be appropriately adjusted.

19	Amendment or Termination of the Plan

19.1

The Company may at any time, or from time to time, by resolution of the Board, amend or terminate this Plan in whole or in part. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the Exchange, as may be required. The Company may not amend or terminate this Plan in a manner which would deprive a Participant of any benefits that have accrued to the date of amendment or termination or which would cause or permit any Common Shares or cash held pursuant to the Plan or any Employee Contributions, Excess Contributions, Employer Contributions or Employer Bonus Contributions to revert to or become the property of the Company. The Board shall have the power and authority to approve amendments relating to the Plan, without further approval of the shareholders of the Company, to the extent that such amendment:

(a)	is for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(b)	is necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed;

(c)	is an amendment to the Plan respecting administration and eligibility for participation under the Plan; or

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(d)	is an amendment to the Plan of a “housekeeping nature”;

(e)	provided that in the case of any alteration, amendment or variance referred to in this Section 19.1 the alteration, amendment or variance does not:

(i)	amend the number of Common Shares issuable under the Plan;

(ii)	increase participation limits solely to the benefit of insiders of the Company; or

(iii)	amend the amendment provision of the Plan.

19.2

If the Plan is terminated, all Common Shares and cash belonging to a Participant as shown in the Participant’s Personal Account shall be paid to the Participant or as directed by the Participant within 90 days of the termination of the Plan and such payment shall not be subject to the applicable Administrative Fees.

20	Administration

20.1

The Board, or its delegate, shall have full power and authority to construe, interpret and administer the Plan, including the power to appoint any person or persons to carry out its provisions in conformity with the objectives of the Plan and under such rules as the Board may from time to time establish. Decisions of the Board shall be final and binding upon the Company, Employees and Participants.

20.2

The Company has entered into an Administration Agreement with the Administrative Agent to administer the Plan in a form agreed to the Board and/or the President and Chief Executive Officer. A copy of the Administration Agreement is available for inspection in the Company’s offices.

20.3	The Company may from time to time enter into such further agreements with the Administrative Agent or other parties as it may deem necessary or desirable to carry out this Plan.

20.4	The Company will provide a copy of the Plan or a summary of the Plan to all new Participants.

20.5	Records of the Administrative Agent and the Company will be conclusive as to all matters involved in administration of the Plan.

20.6

Except as set out in Sections 10.4, 11.3, 12.1, 12.2 and 15.1 all costs and expenses of administering the Plan, including the Administrative Agent’s compensation costs to acquire Common Shares, will be paid by the Company.

21	Reporting

21.1

As soon as possible after the end of the relevant period, the Administrative Agent will issue to each annuitant RRSP and TFSA contribution receipts reporting the total amount of contributions to the Participant’s, RRSP or TFSA and/or spousal RRSP if any.

21.2

Participants may access their Personal Account information at any time on the website established by the Administrative Agent for this purpose. Account statements will be posted on the website semi-annually and will be mailed to Participants at least once per year. Unless written notice to the contrary is received by the Administrative Agent within 45 days following the end of such calendar year, such statement shall be conclusively deemed to be correct and the Administrative Agent shall be relieved of liability for any error contained therein or disclosed thereby.

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22	Compliance with Securities Laws and Policies

22.1

The Participant shall comply with all applicable securities laws and Company policies applicable to enrolment in the Plan and with respect to transactions involving the Common Shares held through the Plan. For greater clarity, and notwithstanding any other provision herein, no Employee may:

(a)	enrol in the Plan pursuant to Section 4;

(b)	change or suspend his or her Employee Contributions pursuant to Section 5.2;

(c)	make Excess Contributions pursuant to Section 5.4;

(d)	direct that Shares from his or her RRSP or TFSA be sold or transferred pursuant to Section 10.2; or

(e)	withdraw from the Plan pursuant to Section 12;

at any time during which that Employee is restricted from trading in securities of the Corporation, including by reason of being in possession of material undisclosed information about the Company or being subject to a black-out period pursuant to the insider trading section of the Company’s Code of Conduct & Business Ethics, as may be amended from time to time.

23	Limitation of Rights of the Employee

23.1

This Plan is a voluntary program on the part of the Company and shall not constitute an inducement to, or condition of, the employment of any Employee. Nothing contained in this Plan shall give any Employee, whether a Participant or not, the right to be restricted in the service of the Company or shall interfere with the right of the Company to discharge any Employee whether a Participant or not at any time. Enrolment in this Plan will not give any Participant or beneficiary of a Participant any right or claim to any benefit, present or future, except to the extent provided for in the Plan.

23.2

Neither the Company nor the Administrative Agent shall be liable to any Participant for any loss resulting from a decline in the market value of any Common Shares purchased by the Administrative Agent. Neither the Company nor the Administrative Agent shall be liable to any Participant for any change in the market price of the Common Shares between the time a Participant authorizes the purchase or sale of the Common Shares and the time such purchase or sale takes place.

24	Administrative Agent

24.1

The Administrative Agent shall hold the office of administrative agent until otherwise determined by the Board. In the event of the resignation of the Administrative Agent, its successor shall be appointed by the Board. Any successor Administrative Agent shall be vested with all the powers, rights, duties and immunities of the Administrative Agent hereunder to the same extent as if originally named as the Administrative Agent.

25	Applicable Laws

25.1	The Plan shall be construed and the rights and obligations of the parties thereunder determined in accordance with the laws of the Province of Alberta.

26	Effective Date

26.1	This Plan is effective as of July 17, 2020.

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SCHEDULE “A”

TO THE EMPLOYEE SHARE PURCHASE PLAN OF NXT ENERGY SOLUTIONS INC.

CONTRIBUTIONS AND CONTRIBUTION LIMITS

The Employee Contribution Limit, Employer Contribution, Employer Bonus Contributions and Excess Contribution Limit in effect as of July 17, 2020 shall be as set forth below:

•	Employee Contribution Limit – an amount equal to 10% of Earnings for all Participants.

•	Employer Contribution – an amount equal to 100% of the applicable Employee Contribution.

•

Employer Bonus Contribution – an amount equal to 200% of the applicable Employee Contribution during the first 12 months following the initial enrolment in the Plan to a maximum amount of $15,000 per 12 month period. For greater certainty, on the one year anniversary of enrollment in the Plan, the Participant will have no further right to receive Employer Bonus Contributions. In the event of termination by the Participant pursuant to Section 12, if such Employee subsequently becomes a Participant, in such case the Participant will have no right to receive Employer Bonus Contributions. Employer Bonus Contributions shall be available at the discretion of the Board.

•	Excess Contribution Limit – an amount equal to 100% of a Participant’s total net Earnings minus such Participant’s Employee Contribution.

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SCHEDULE “B”

TO THE EMPLOYEE SHARE PURCHASE PLAN OF NXT ENERGY SOLUTIONS INC.

ENROLMENT FORM

[Provided by Administrative Agent]

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SCHEDULE “C”

TO THE EMPLOYEE SHARE PURCHASE PLAN OF NXT ENERGY SOLUTIONS INC.

NOTICE OF CHANGE, SUSPENSION OR CANCELLATION OF SUSPENSION

[Provided by Administrative Agent]

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SCHEDULE "K"

RESTRICTED SHARE UNIT PLAN

The Board of Directors of NXT Energy Solutions Inc. (NXT) has established this Restricted Share Unit Plan (the Plan) for NXT governing the issuance of Restricted Share Units (as defined herein) of NXT to Service Providers (as defined herein).

Purposes

The principal purposes of the Plan are as follows:

(a)	to strengthen the ability of NXT to attract and retain qualified Service Providers that NXT and the NXT Entities require;

(b)	to align the interests of Service Providers with the interests of NXT’s shareholders; and

(c)	to focus management of NXT on operating and financial performance and total long-term shareholder return by providing an increased incentive to contribute to NXT’s growth and profitability.

Definitions

As used in this Plan, the following words and phrases shall have the meanings indicated:

(d)	Accelerated Vesting Event means, in respect of a Grantee, a Termination Without Cause occurring within six months after the effective time of a Liquidity Event;

(e)

Adjustment Ratio means, with respect to any Unit Award, the ratio used to adjust the number of Shares to be issued on the applicable Vesting Date pertaining to such Unit Award for Dividends and, in respect of each Unit Award, the Adjustment Ratio at the Grant Date shall be equal to one, and shall be cumulatively adjusted thereafter until the Vesting Date by increasing the Adjustment Ratio on each Dividend Payment Date by an amount, rounded to the nearest five decimal places, equal to the product of (i) the Adjustment Ratio immediately prior to such Dividend Payment Date and (ii) the fraction having as its numerator the Dividend paid on the Dividend Payment Date, and, having as its denominator the Market Price of a Share, calculated at the close of business on the last Business Day prior to the Dividend Payment Date in respect of such Dividend;

(f)	Affiliate has the meaning set forth in National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators on the date of this Plan;

(g)	Black-Out Period has the meaning set forth in Section 5(j) hereof;

(h)	Board means the board of directors of NXT as it may be constituted from time to time;

(i)	Business Day means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

(j)	Committee has the meaning set forth in Section 3 hereof;

(k)	Dividend means any dividend declared by NXT in respect of the Shares, whether in the form of cash, Shares or other securities or other property, expressed as an amount per Share;

(l)	Dividend Payment Date means any date that a Dividend is paid to Shareholders;

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(m)	Dividend Record Date means the applicable record date in respect of any Dividend used to determine the Shareholders entitled to receive such Dividend;

(n)

Exchange means the Toronto Stock Exchange, or, if the Shares are not then listed and posted for trading on the Toronto Stock Exchange, on such stock exchange in Canada on which such shares are listed and posted for trading as may be selected for such purposes by the Board;

(o)	Grant Date means the effective date of the granting of a Unit Award as is specified in the applicable Unit Award Agreement between NXT to the Grantee;

(p)	Grantee has the meaning set forth in Section 4 hereof;

(q)	Insider has the meaning set forth in the applicable rules of the Exchange;

(r)

Just Cause means: (i) the Grantee’s conviction for any indictable offence or for any crime or offence causing substantial harm to NXT or its Affiliates or involving acts of theft, fraud, embezzlement, moral turpitude or similar conduct; (ii) malfeasance in the conduct of the Grantee’s duties, which consists of (A) willful and intentional misuse or diversion of funds of NXT or its Affiliates, (B) embezzlement, or (C) fraudulent or willful and material misrepresentations or concealments on any written reports submitted to NXT or its Affiliates; (iii) the Grantee’s material breach of any material provision of the Grantee’s employment agreement which remains uncured for a period of 30 days after notice thereof; and (iv) such other acts as constitute “just cause” at common law;

(s)	Leave of Absence means a period of time designated as a “leave of absence” by the Board which is in excess of three (3) months;

(t)	Liquidity Event means:

(i)

the acceptance by the holders of Shares, representing in the aggregate, more than 50% of all issued Shares, of any offer, whether by way of a takeover bid or otherwise, for all or any of the outstanding Shares of NXT;

(ii)

the acquisition, by whatever means, by a person (or two or more persons who, in such acquisition, have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Shares acquired), directly or indirectly, of beneficial ownership of such number of Shares or rights to Shares of NXT, which together with such person’s then owned Shares and rights to Shares, if any, represent (assuming the full exercise of such rights to voting securities) more than 50% of the combined voting rights of NXT’s then outstanding Shares; or

(iii)

the entering into of any agreement by NXT to merge, consolidate, amalgamate, initiate an arrangement or be absorbed by or into another corporation; or the passing of a resolution by the Board or Shareholders to substantially liquidate the assets or wind-up NXT’s business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or rearrangement (except where such re-arrangement is part of a bona fide reorganization of NXT in circumstances where the business of NXT is continued and where the shareholdings remain substantially the same following the re-arrangement); or

(iv)

individuals who were members of the Board immediately prior to a meeting of the Shareholders of NXT involving a contest for or an item of business relating to the election of directors, not constituting a majority of the Board following such election;

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(u)

Market Price means in respect of the Shares, the consecutive 5 day volume weighted average trading price of the Shares on the Exchange, calculated for the five trading days that end immediately prior to the applicable date; provided that if the Shares are not listed on a stock exchange, such Market Price shall be the fair market value of the Shares as determined by the Board, acting reasonably;

(v)	Non-Management Director means a director of NXT who is not an officer or employee of NXT or an NXT Entity;

(w)	NXT Entity means, collectively, any of NXT’s subsidiaries, partnerships, trust or other entities controlled by NXT and NXT Entities means all of such entities;

(x)	Permanent Disability means a mental or physical disability whereby the Grantee (including the principal of a Grantee where such Grantee is not an individual):

(i)

is unable, due to illness, disease, mental or physical disability or similar cause, to fulfill his or her obligations to NXT or an NXT Entity either for three consecutive months or for a cumulative period of six months out of 12 consecutive calendar months, or

(ii)	is declared by a court of competent jurisdiction to be mentally incompetent or incapable of managing his or her affairs;

(y)

Plan Trustee means a Plan Trustee appointed by NXT pursuant to the terms of an employee benefit plan trust agreement providing for contributions by NXT to a trust created thereunder for the purpose of purchasing Shares on the open market to be delivered to holders of Unit Awards pursuant to Section 5(c)(iii);

(z)

Restricted Share Unit means the right of a Grantee to receive a Share or a cash payment on the Vesting Date of such Restricted Share Unit, subject to adjustment pursuant to the provisions of Section 5, in the manner and subject to the terms and provisions set forth in the Plan and the applicable Unit Award Agreement;

(aa)	Service Provider has the meaning set forth in Section 4 hereof;

(bb)

Share Compensation Arrangement means a share option, share option plan, employee share purchase plan or any other compensation or incentive mechanism of NXT (including but not limited to the Amended and Restated Stock Option Plan of NXT dated effective May 3, 2016) involving the issuance or potential issuance of Shares to one or more Service Providers, including a share purchase from treasury which is financially assisted by NXT by way of a loan, guaranty or otherwise;

(cc)	Shareholder means a holder of Shares;

(dd)	Shares means common shares in the capital of NXT;

(ee)	Termination Without Cause has the meaning set forth in Section 5(f)(iv) hereof;

(ff)

Trust Fund means one or more trust funds, as specified by the Committee, established by NXT as employee benefit plan trusts for purposes of the Income Tax Act (Canada) for the purpose of funding Unit Awards granted pursuant to the Plan;

(gg)	Unit Award means an award of Restricted Share Units under the Plan;

(hh)	Unit Award Agreement has the meaning set forth in Section 5 hereof; and

(ii)

Vesting Date means, with respect to any Restricted Share Unit, the date, determined in accordance with Section 5(b), upon which the Shares or cash to be received thereunder shall become deliverable to the Grantee of such Restricted Share Unit.

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Administration

The Plan shall be administered by the Board or by the Compensation Committee of the Board, as the Board delegates such authority to from time to time (either the Board or such committee of the Board shall be referred to as the Committee and any reference to the Board shall include a reference to the Committee, as the context may require). The Committee shall have the authority in its discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, the authority:

(a)	to make Unit Awards;

(b)	to determine the Market Price of the Shares on any date;

(c)	to determine the Service Providers to whom, and the time or times at which, Unit Awards shall be granted;

(d)	to determine the number of Restricted Share Units to be awarded pursuant to each Unit Award;

(e)

to determine the Vesting Dates of the Restricted Share Units provided that the Vesting Date for all Restricted Share Units granted under a particular Unit Award shall not be later than November 30 of the third year following the year in which the particular Unit Award was made;

(f)	to prescribe, amend and rescind rules and regulations relating to the Plan;

(g)	to interpret the Plan;

(h)	to appoint or replace the Plan Trustee;

(i)	to determine the terms and provisions of Unit Award Agreements (which need not be identical) entered into in connection with Unit Awards; and

(j)	to make all other determinations deemed necessary or advisable for the administration of the Plan.

The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, including without limitation, to a third-party agent or trustee, including the Plan Trustee the authority to acquire Shares for delivery to Grantees in accordance with the Plan, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan.

For greater certainty and without limiting the discretion conferred on the Committee pursuant to this Section, the Committee’s decision to approve the grant of a Unit Award in any year shall not require the Committee to approve the grant of a Unit Award to any Service Provider in any other year; nor shall the Committee’s decision with respect to the size or terms and conditions of a Unit Award in any year require it to approve the grant of a Unit Award of the same size or with the same terms and conditions to any Service Provider in any other year. The Committee shall not be precluded from approving the grant of a Unit Award to any Service Provider solely because such Service Provider may previously have been granted a Unit Award under this Plan or any other similar compensation arrangement of NXT or an NXT Entity. No Service Provider has any claim or right to be granted a Unit Award.

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Eligibility and Award Determination

Unit Awards may only be granted to full-time and part-time employees, senior officers, directors, consultants or contractors, or principals of consultants or contractors, of NXT or an NXT Entity (collectively, Service Providers); provided, however, that the participation of a Service Provider in the Plan is voluntary. In determining the Service Providers to whom Unit Awards may be granted (Grantees) and the number of Restricted Share Units to be awarded pursuant to each Unit Award, the Committee may take into account the following factors:

(a)	compensation data for comparable benchmark positions among NXT’s competitors;

(b)	the duties and seniority of the Service Provider;

(c)	the performance of the Service Provider in the prior year;

(d)	individual and/or departmental contributions and potential contributions to the success of NXT; and

(e)	such other factors as the Committee shall deem relevant in connection with accomplishing the purposes of the Plan.

Terms and Conditions of Unit Awards

Each Unit Award granted under the Plan shall be subject to the terms and conditions of the Plan and evidenced by an agreement between NXT and the Grantee (a Unit Award Agreement), which agreement shall comply with, and be subject to, any applicable requirements of the Exchange and the following terms and conditions (and with such other terms and conditions not inconsistent with the terms of this Plan as the Committee, in its discretion, shall establish):

(a)

Number of Restricted Share Units – The Committee shall determine the number of Restricted Share Units to be awarded to a Grantee pursuant to the Unit Award in accordance with the provisions set forth in Section 4 of the Plan, provided that:

(i)

The maximum number of Shares that may be reserved for issuance to Insiders pursuant to Unit Awards under this Plan and any other Share Compensation Arrangements shall not exceed 10% of the issued and outstanding Shares.

(ii)

The number of Common Shares issued to Insiders, within any one-year period, pursuant to Unit Awards under this Plan and any other Share Compensation Arrangements shall not exceed 10% of the issued and outstanding Shares.

(iii)

The issuance to any one Insider (and such Insider’s associates) within a one-year period of a number of Shares under this Plan and under all other Share Compensation Arrangements shall not exceed 5% of the issued and outstanding Shares.

(iv)

The aggregate number of Shares that could be issued pursuant to Unit Awards issued to each Non-Management Director under the Plan, together with all Shares that could be issued to each Non-Management Director under any other Share Compensation Arrangements, is limited to an annual equity award value of $150,000, with the value of each equity award calculated at the time of grant.

(b)	Vesting Date – Subject to Section 3(e) and the remaining provisions of this Section 5, with respect to any Unit Award, the Restricted Share Units thereunder shall vest as follows:

(i)	as to 33⅓% of the Restricted Share Units with respect to such Unit Award on the first anniversary of the Grant Date;

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(ii)	as to 33⅓% of the Restricted Share Units with respect to such Unit Award on the second anniversary of the Grant Date; and

(iii)	as to 33⅓% of the Restricted Share Units with respect to such Unit Award on the third anniversary of the Grant Date;

provided, however, that if an Accelerated Vesting Event occurs in respect of a Grantee prior to any of the Vesting Dates determined in accordance with the above provisions, all of the Grantee’s Restricted Share Units that have not yet vested as of such time shall vest on the earlier of: (i) the next applicable Vesting Date determined in accordance with the Unit Award; and (ii) immediately prior to the effective time of the Accelerated Vesting Event.

(c)

Adjustment of Unit Awards – Immediately prior to each Vesting Date, the notional number of Shares underlying a Unit Award shall be adjusted by multiplying such number by the Adjustment Ratio applicable in respect of such Unit Award, provided however that:

(i)

If a Grantee has been on a Leave of Absence at any time since the Grant Date in respect of such Unit Award, the Adjustment Ratio shall not be adjusted for any Dividends paid during the period of such Leave of Absence; and

(ii)

Notwithstanding any other provision of this Plan, but subject to the limits described in Section 6 hereof and, in the event that the Shares of NXT are listed on the Exchange, any applicable requirements of the Exchange, or other applicable regulatory authority, the Board hereby reserves the right to make any additional adjustments to the notional number of Shares underlying any Unit Award if, in the sole discretion of the Board, such adjustments are appropriate in the circumstances having regard to the principal purposes of the Plan and terms of the Unit Award.

(d)	Payment in Respect of Restricted Share Units

(i)

The Committee may at any time decide in its sole and absolute discretion that NXT, or the NXT Entity in whose service the Grantee may be, will pay on a Vesting Date to such Grantee a cash amount equal to the Market Price of the Shares that would be otherwise deliverable on such Vesting Date under a Unit Award (as adjusted in accordance with the relevant provisions set forth in this Section 5) (such fair value being referred to herein as the Settlement Amount) in consideration for the surrender by the Grantee of the rights to receive such Shares (or a cash payment) under such Unit Award.

(ii)	Unless the Settlement Amount is paid to a Grantee wholly in cash, the number of Shares that are deliverable to a Grantee on a Vesting Date shall be, at the sole discretion of the Committee, either:

(A)

acquired by and delivered to the Grantee by the Plan Trustee (and not by NXT or any of the NXT Entities) pursuant to the terms of a benefit plan trust agreement between NXT and the Plan Trustee, such Shares to be acquired on the Exchange by the Plan Trustee from contributions made by NXT to the Trust Fund established under the employee benefit plan trust agreement. Notwithstanding anything in this Plan or in any benefit plan trust agreement to the contrary, any Shares acquired by the Plan Trustee for the purposes of the Plan will be acquired on behalf, and for the sole benefit, of a Grantee in respect of Restricted Share Units and not on behalf, or for the benefit, of NXT or any of the NXT Entities; or

(B)	issued from the treasury of NXT.

(iii)

NXT or the NXT Entity, as the case may be, shall be entitled to withhold from any cash payments or Shares delivered to the Grantee all amounts as may be required by law and in the manner contemplated by Section 7 hereof.

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(e)

No Fractional Shares – Where NXT elects to pay any amounts pursuant to a Unit Award by issuing Shares, and the determination of the number of Shares to be delivered to a Grantee in respect of a particular Vesting Date would result in the issuance of a fractional Share, the number of Shares deliverable on the Vesting Date shall be rounded down to the next whole number of Shares. No certificates representing fractional Shares shall be delivered pursuant to this Plan nor shall any cash amount be paid at any time in lieu of any such fractional interest.

(f)

Ceasing to be a Service Provider – Except as otherwise determined by the Board, if a Grantee ceases to be a Service Provider of NXT or an NXT Entity, as applicable, and the Grantee does not continue in any capacity as a Service Provider of NXT or an NXT Entity (in each case, a Departure), then the following will apply:

(i)

If the reason for the Departure is termination by NXT or an NXT Entity for Just Cause or termination by NXT or an NXT Entity of a consulting contract due to a material breach or where a principal of a Grantee is not an individual is terminated, then all of the Grantee’s unvested Restricted Share Units shall be terminated and all rights to receive any payment thereunder, in either cash or Shares, shall be forfeited by the Grantee effective immediately, or where the Grantee is not an individual, then all of the terminated principal’s unvested Restricted Share Units shall be terminated and all rights to receive any payment thereunder, in either cash or Shares, shall be forfeited effective immediately.

(ii)

If the reason for the Departure is the death of the Grantee, including the death of the principal of a Grantee where such Grantee is not an individual, the Vesting Date for all Restricted Share Units held by such Grantee or held by such principal shall be the date of death of the Grantee or the principal, respectively.

(iii)

If the reason for the Departure is the termination of employment of the Grantee or the termination of a consulting contract upon the Permanent Disability of the Grantee or principal of the Grantee, all unvested Restricted Share Units held by such Grantee or principal of the Grantee shall remain unaffected by the Permanent Disability and shall continue to vest in accordance with Section 5(b) and the applicable Unit Award Agreement.

(i)

If the reason for the Departure is any reason other than as provided in Sections 5(f)(i), (ii) or (ii) above, including for greater certainty a voluntary resignation by the Grantee or a termination without Just Cause (a Termination Without Cause), and such Termination Without Cause is not an Accelerated Vesting Event, or termination by NXT or an NXT Entity of a consulting contract for any reason other than material breach, effective as of the date which is six months after the Departure and notwithstanding any other severance entitlements or entitlement to notice or compensation in lieu thereof, all unvested Restricted Share Units held by such Grantee or a principal of a Grantee shall be terminated and all rights to receive any payment thereunder, in either cash or Shares, shall be forfeited by the Grantee or principal, respectively, and the Grantee or principal shall not be entitled to receive any compensation in lieu thereof after the expiry of the six-month period.

In each case, the date of Departure shall mean the last date the Grantee or principal of the Grantee was actively at work (without reference to any notice or deemed notice period, if any) or serving as a director of NXT or any of the NXT Entities, as the case may be.

(g)

Rights as a Shareholder – Until Shares have actually been issued in accordance with the terms of the Plan, under no circumstances shall Restricted Share Units be considered Shares of NXT, nor shall they entitle any Grantee to exercise voting rights or provide the Grantee with the right to receive Dividends or any other rights attaching to the ownership of Shares of NXT, nor shall any Grantee be considered the owner of Shares by virtue of the fact that Shares will be acquired by, or provided from, the Trust Fund in satisfaction of Restricted Share Units.

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(h)

Treatment of Non-Cash Dividends – Subject to any required approval of the Exchange, in the event that the Shares are listed on the Exchange, in the case of a non-cash Dividend, including Shares or other securities or other property, the Board may, in its sole discretion, determine that this non- cash Dividend be provided to a Grantee on the same basis as a holder of a Share with the same Dividend Record Date and Dividend Payment Date, regardless of the vesting date applicable to such Unit Award, and, in such event, no adjustment to the Adjustment Ratio will be provided to the Grantee. For greater certainty, in the event that the Dividend Payment Date occurs prior to the Vesting Date, NXT shall deposit the non-cash Dividend to the Grantee’s account for payout on the Vesting Date. The Board may provide this non-cash Dividend to the Grantee in the same form as the non-cash distribution received by a holder of a Share or a cash equivalent amount determined in the sole discretion of the Board. In the alternate case, where the Grantee does not participate in a non-cash Dividend as described above, the Board will, in its sole discretion, determine the cash value of such non-cash Dividend to be applied to the Adjustment Ratio.

(i)	Effect of Certain Changes – In the event:

(i)	of any change in the Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

(ii)	that any rights are granted to Shareholders to purchase Shares at prices substantially below fair market value; or

(iii)

that, as a result of any reorganization, recapitalization, merger, consolidation or other transaction that is not a Liquidity Event, the Shares are converted into or exchangeable for any other securities;

then, in any such case, the Committee may, subject to Exchange approval, make such adjustments to the Plan and to any Unit Awards outstanding under the Plan as the Committee may, in its sole discretion, consider appropriate in the circumstances to prevent substantial dilution or enlargement of the rights granted to Grantees hereunder.

(j)

Black-Out Periods – In the event the Vesting Date determined in accordance with the terms of this Plan occurs within a period of time imposed by NXT, pursuant to NXT’s Insider Trading Policy, upon certain designated persons during which those persons may not trade in any securities of NXT (a Black-Out Period) or which vest within five Business Days after a Black-Out Period, the Vesting Date of the Restricted Share Units shall be ten Business Days from the date any Black-Out Period ends.

Reservation of Shares

(a)

The number of Shares reserved that are available to be issued from time to time pursuant to outstanding Unit Awards granted and outstanding under the Plan, plus the number of Shares reserved for issuance under any other Share Compensation Arrangements, shall not exceed a rolling maximum of 10% of the Shares.

(b)

Any increase in the Shares will result in an increase in the available number of Shares that are available to be issued under the Plan and any issuance of Shares pursuant to Unit Awards will make new grants available under the Plan.

(c)

If any Unit Award granted under this Plan shall expire, terminate or be cancelled for any reason without payment, any Shares that were reserved hereunder shall be available for the purposes of the granting of further Unit Awards under this Plan.

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(d)

For purposes of the calculations in this section, it shall be assumed that all issued and outstanding Unit Awards are to be paid by the issuance of Shares from treasury, notwithstanding NXT’s right pursuant to Section 5(d) to deliver the Settlement Amount in cash or by purchasing Shares on the open market.

Funding of Restricted Share Unit Awards

NXT may from time to time, on its own behalf and on behalf of such of the NXT Entities that employ Service Providers, make contributions to the Trust Fund in such amounts and at such times as may be specified by the Committee for the purpose of funding, in whole or in part, awards of Restricted Share Units which become payable to Service Providers pursuant to the Plan. Any purchases of Shares by the Plan Trustee or otherwise pursuant to the Plan shall be made on the open market by a broker designated by the Plan Trustee who is independent of NXT in accordance with the by-laws, regulations and policies of the Exchange. For greater certainty, any Trust Funds shall not result in the Plan being viewed as a “retirement compensation arrangement” for the purpose of the Income Tax Act (Canada).

Withholding

When a Grantee or other person becomes entitled to receive cash or Shares under a Unit Award, NXT shall have the right to withhold or to require the Grantee or such other person to remit to NXT an amount sufficient to satisfy any withholding requirements relating thereto, provided that NXT may permit the NXT Entity in whose service such Grantee may be to withhold or require the Grantee or such other person to remit to the NXT Entity an amount sufficient to satisfy any such withholding requirements. Unless the Committee otherwise determines, the withholding shall be satisfied by NXT or, where permitted by NXT, the NXT Entity in whose service such Grantee may be, withholding from the cash or Shares otherwise deliverable to the Grantee of such amount of cash or number of Shares having a value, determined as of the date that the withholding tax obligation arises, equal to the amount of the total withholding tax obligation.

Non-Transferability

Shares or cash deliverable upon vesting of a Restricted Share Unit shall only be delivered to or to the order of, a Grantee, by NXT or the Plan Trustee, as applicable, except that if a Grantee dies, Shares or cash may be delivered to the Grantee’s legal representative or designated beneficiary to whom the Restricted Share Units transfer by will or by the laws of descent and distribution. Except for the foregoing and as otherwise provided in this Plan, no assignment, sale, transfer, pledge or charge of a Restricted Share Unit, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Restricted Share Unit whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Restricted Share Unit shall terminate and be of no further force or effect.

Amendment and Termination of the Plan

This Plan and any Unit Awards granted pursuant to the Plan may be amended, modified or terminated by the Board without approval of Shareholders, subject to any required approval of the Exchange in the event that the Shares are listed on the Exchange, provided that all material amendments to the Plan shall require the prior approval of the Shareholders and no amendment may cause the Plan to cease to meet the exception in paragraph (k) of the definition of “salary deferral arrangement” in the Income Tax Act (Canada). Examples of the types of amendments that are not material that the Board is entitled to make without Shareholder approval include, without limitation, the following:

(a)	amendments to ensure continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange;

(b)	amendments of a “housekeeping” nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained herein;

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(c)	amendments respecting the administration of the Plan;

(d)	changing the vesting provisions of the Plan or any Unit Award; and

(e)	changing the termination provisions of any Unit Award that does not entail an extension beyond the original expiration date thereof.

If the Shares are listed on the Exchange, no amendment to the Plan requiring Shareholder approval under any applicable securities laws or requirements shall become effective until such Shareholder approval is obtained. In addition to the foregoing, Shareholder approval shall be required to:

(a)	make any amendment to the Plan to increase the percentage of Shares that are available to be issued under outstanding Unit Awards at any time pursuant to Section 6(a);

(b)	extend the Expiry Date of any outstanding Unit Awards held by Insiders;

(c)	amend the limits on Non-Management Directors contained in Section 5(a)(iv);

(d)	make any amendment to increase the number of Shares that may be issued to Insiders above the restrictions contained in Sections 5(a)(i) and 5(a)(ii); or

(e)	amend this Section 10.

In addition, no amendment to the Plan or Unit Awards granted pursuant to the Plan may be made without the consent of the Grantee, if it adversely alters or impairs the rights of any Grantee in respect of any Unit Award previously granted to such Grantee under the Plan.

Foreign Grantees

NXT may, without amending the Plan, modify the terms of Restricted Share Units granted to participants who provide services to NXT or an NXT Entity from outside of Canada in order to comply with the applicable laws of such foreign jurisdictions. Any such modification to the Plan with respect to a particular participant shall be reflected in the Unit Award Agreement for such Grantee.

Miscellaneous

(f)	Effect of Headings – The section and subsection heading contained herein are for convenience only and shall not affect the construction hereof.

(g)

Compliance with Legal Requirements – Neither NXT nor the Plan Trustee shall be obliged to deliver any Shares if such delivery would violate any law or regulation or any rule of any government authority or stock exchange. NXT or the Plan Trustee may postpone the delivery of Shares under any Unit Award as the Board may consider appropriate, and may require any Grantee to make such representations and furnish such information as it may consider appropriate in connection with the delivery of Shares in compliance with applicable laws, rules and regulations. NXT shall not be required to qualify for resale pursuant to a prospectus or similar document any Shares delivered under the Plan, provided that, if required, NXT shall notify any stock exchange and any other appropriate regulatory bodies of the existence of the Plan and the granting of Unit Awards hereunder in accordance with any such requirements.

(h)

No Right to Continued Employment – Nothing in the Plan or in any Unit Award Agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ or service of NXT or an NXT Entity, to be entitled to any remuneration or benefits not set forth in the Plan or a Unit Award Agreement or to interfere with or limit in any way the right of NXT or an NXT Entity to terminate any Grantee’s employment or service.

(i)	Expenses – All expenses in connection with the Plan shall be borne by NXT.

Effective Date

The Plan shall take effect on June 22nd, 2017, the date of its adoption by the Board

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